ITEM 2: LETTER TO STOCKHOLDERS
April 7, 2025

April 7, 2025

Fellow Stockholder,

Ancora has a $100+ million equity stake in U.S. Steel, demonstrating that our interests are squarely aligned with yours. As an investment firm with deep roots in the Midwest, we have an affinity for the industrial and logistics companies that collectively form the backbone of America's economy. We are proud to be investors in companies such as Berry Global Group, Inc., Norfolk Southern Corporation, RB Global, Inc. and U.S. Steel. Owning these types of businesses enables us to pursue strong risk-adjusted returns while helping support American competitiveness, domestic job creation and sustainable wage growth.

It is important for us to underscore at the outset of this letter that we are offering a win-win-win solution for stockholders, steelworkers and the American economy at the upcoming Annual Meeting. When we first invested in U.S. Steel, the Company was facing an almost certain dead end because the $55 per share sale to Nippon faced bipartisan opposition from scores of local, state and federal policymakers, including former President Joseph Biden and current President Donald Trump. Today, however, the Company's securities filings and other public reports about increased capital investments indicate that the prospects for the transaction have significantly improved. Rather than stand in the way of a potential $55 per share deal, we want to put U.S. Steel in the best possible position for either outcome: (1.) securing a reversal of the executive order that blocked the $55 per share sale and closing the transaction, or (2.) if the transaction is terminated, installing a better leadership team with an executable plan to establish a tactically nimble, de-levered business with enormous value creation potential.

Should the Nippon deal remain blocked by the federal government, we believe U.S. Steel will find itself in freefall with a CEO and Board that have alienated union labor ahead of upcoming contract negotiations, deprioritized valuable plants across the Rust Belt, misallocated billions in stockholders' capital and presided over pronounced underperformance. To this end, we recently nominated a fit-for-purpose slate of nine highly qualified individuals for election to the Board at the Company's upcoming Annual Meeting:

- **Jamie Boychuk**, former Executive Vice President of Operations at CSX Corp. (NASDAQ: CSX), a major U.S. Steel customer, and supply chain expert in the public market.
- **Fredrick D. DiSanto**, Chairman and CEO of Ancora, a U.S. Steel stockholder, and an experienced public company director.
- **Robert P. Fisher, Jr.**, former Managing Director and head of the Investment Banking Mining Group at Goldman Sachs Group Inc. (NYSE: GS), and an experienced public company director.
- **Dr. James K. Hayes**, former Vice President of Westinghouse Air Brake Technologies Corporation (NYSE: WAB), with a background in strategy, operational improvement and B2B marketing.
- **Alan Kestenbaum**, former Executive Chairman of Stelco Holdings Inc. ("Stelco") (formerly TSX: STLC) and Globe Specialty Metals, Inc. ("Globe Specialty Metals") (n/k/a Ferroglobe PLC) (NASDAQ: GSM).
- **Roger K. Newport**, former CEO of AK Steel Holding Corporation (formerly NYSE: AKS).
- **Shelley Y. Simms**, former General Counsel and Chief Compliance Officer of Philadelphia-based Xponance, Inc., with additive experience as a public company director.
- **Peter T. Thomas**, former CEO of materials business Ferro Corporation (formerly NYSE: FOE) and a seasoned public company director.
- **David J. Urban**, Managing Director of BGR Group, a leading government affairs and public policy firm, and an experienced public company director.

Our slate, which includes individuals who have vast experience getting transactions over the finish line, can bring continuity to the Company's ongoing sale process, including any necessary engagement with the labor union, partners, and state and federal government officials. Our candidates have also developed a viable go-forward strategy based on their collective experience in C-suites and on public company boards. This plan's first critical step is replacing U.S. Steel CEO David Burritt, a finance professional with no background as a roll-up-the-sleeves operator who knows his way around a steel mill, with Mr. Kestenbaum. We firmly believe Mr. Kestenbaum is to the steel industry what Hunter Harrison was to the railroad industry. He will bring to the role a deep relationship with the United Steelworkers (the "USW") and a proven record of fixing U.S. Steel's mistakes and revitalizing undervalued assets.

MR. BURRITT AND THE BOARD ARE NOT THE RIGHT LEADERS FOR U.S. STEEL UNDER ANY GO-FORWARD SCENARIO

Although we hope the transaction goes through in light of our sizable stake in U.S. Steel, hope is no substitute for a viable contingency plan. It is important to understand that the Company's current strategy is focused on using litigation to invalidate a CFIUS review, which revealed national security concerns, and overturn a presidential executive order that blocked the $55 per share sale to Nippon. Despite this "Hail Mary" strategy lacking anything close to strong precedent, leadership has articulated no contingency plan for continuing to run the business on a standalone basis, other than Mr. Burritt's public threats of shutting down legacy steel operations like those in the iconic Mon Valley. This is leaving investors, workers and customers with an unnecessary level of uncertainty. We believe the past decisions and underperformance of the Burritt-dominated Board make it impossible for stockholders to trust it to lead a standalone U.S. Steel into the future.

U.S. Steel's conscious decision to alienate and antagonize the USW led the Company to pivot its production strategy away from its valuable, unionized North American Flat-Rolled ("NAFR") assets and toward lower-margin, non-union electric arc furnaces ("EAFs"). As part of this costly and seemingly radical strategy overhaul, U.S. Steel lost its structural advantages and bet the house on massive capital expenditures on non-unionized mini mill steelmaking facilities. The Company then failed to effectively execute its mini mill plan, leading to the decline of a steelmaker that today underperforms its own capabilities, lags peers in terms of financial growth, and is threatening to close plants and lay off workers if its sale to Nippon falls short.[1]

Just six months before Mr. Burritt was appointed CEO in May 2017, the Company said it was accelerating a multi-year, multibillion-dollar "Asset Revitalization" plan focused on refurbishing U.S. Steel's 13 most critical NAFR assets.[2] In pursuing this path, U.S. Steel had recognized that its legacy assets – which housed thousands of union workers – were critical to improving the Company's customer service, cost management, delivery efficiency, product quality and overall operating performance.

Less than two years after becoming CEO, Mr. Burritt announced a misleadingly titled "Best of Both" strategy, which essentially deprioritized the most structurally-advantaged facilities in the NAFR segment under the guise of emphasizing diversification.[3] The Company invested $700 million in the Big River Steel ("Big River") mini mill steelmaking operation in October 2019 and later spent an additional $774 million to acquire its remaining interest in the operation.[4] In December 2019, it shut down its steelmaking operation at Great Lakes Works near Detroit, MI, eliminating more than 1,500 jobs.[5] In April 2021, the Company abandoned its 2019 commitment to invest $1.2 billion in two new, unionized facilities in the Mon Valley and announced it would close three additional coke batteries in Clairton, PA.[6] Then, in the days leading up to the announcement of its proposed sale to Nippon, U.S. Steel indefinitely idled its blast furnace in Granite City, IL – laying off more than 1,000 workers – and permanently shut down its UPI finishing mill in Pittsburg, CA.[7] All the while, the Company continued to pour money into expanding its non-union mini mill facility, including blowing through its original budget for the Big River 2 facility.

[1] The Wall Street Journal article dated September 4, 2024 (link).
[2] Company Q3 2016 earnings presentation dated November 1, 2016 (link).
[3] Company press release dated October 1, 2019 (link).
[4] Company press release dated October 31, 2019 (link). Company press release dated January 15, 2021 (link).
[5] Company press release dated December 19, 2019 (link).
[6] Company presentation dated April 30, 2021 (link). Company Q1 2021 earnings call on April 30, 2021.
[7] Company Q3 2023 earnings call on October 27, 2023.

We struggle to identify a company with a worse relationship with its unionized employees than U.S. Steel, as demonstrated by the following quotes from the USW:

> *"U.S. Steel under CEO David Burritt has a long track record of failing to live up to its commitments to invest in the future of our plants.*[8]*"*

> *"U.S. Steel's decision to idle steelmaking at Granite City Works once again demonstrates its callous disregard for its dedicated workforce, who for generations have served as the backbone of the company's success.*[9]*"*

> *"At a time when the U.S. steel industry needs visionary, future-focused leadership, Burritt's callous threats have earned him the title of a 'Blackmailing CEO.'*[10]*"*

In total, the Company has spent $6.5 billion on its mini mill assets, including approximately $1.5 billion to acquire Big River and approximately $5 billion in capital expenditures over the last four years.[11] The capital spent on Big River and Big River 2 is roughly 90% more than the Company deployed into its NAFR segment. The consequences of this capital allocation framework are clear: since making the strategy pivot in late 2019, U.S. Steel's NAFR shipments have declined approximately 27%. The NAFR segment's raw steel production averaged just 63% of capacity in 2024, down from 71% in 2023 and 70% in 2018.[12] By neglecting to invest in its legacy assets, the Company today has production-related inefficiencies, where hot-rolled coil produced at Mon Valley is not marketable due to inadequate length and narrowness, resulting in a suboptimal mix at higher incremental costs. For a fraction of the capital spent on Big River, Mr. Burritt and the Board could have followed through on the Company's promises to upgrade U.S. Steel's high-potential legacy assets and produced steel at a better margin. The Company has also failed to create meaningful value for stockholders during this time: U.S. Steel's returns have significantly trailed peers during Mr. Burritt's tenure. When Mr. Burritt was appointed CEO in May 2017, the Company traded at roughly $20. In August 2023, prior to announcing a review of strategic alternatives, the Company's stock hovered at approximately $22 per share.

The results of Company's abrupt pivot in strategy highlight Mr. Burritt's poor decision making, worsening relationship with union workers and inability to operate U.S. Steel's assets. It also demonstrates the Board's failure to effectively oversee Mr. Burritt and the rest of his executive team when it comes to setting a coherent strategy, appropriately allocating capital and managing the Company. Should the sale to Nippon fail, U.S. Steel stockholders, employees and other stakeholders face the risk of serious value destruction, job cuts, plant closures and prolonged uncertainty under the continued leadership of Mr. Burritt and this Board, based on their public comments.

[8] USW letter dated October 2, 2024 (link).
[9] USW press release dated November 30, 2023 (link).
[10] USW letter dated October 2, 2024 (link).
[11] Company filings.
[12] Company Form 10-K for FY 2024 and FY 2018.

Mr. Burritt has promised to close plants and mills, which will imperil the mines and incur massive costs that will depress stockholder returns for years to come.[13] In addition to paying severance for laid-off employees, the Company's asset retirement obligations from mines and 100-year-old plants are enormous. In total, we estimate the cost of the Board and Mr. Burritt's contingency plan could rise to more than $3.5 billion.[14] This is not simply a matter of U.S. Steel reverting to pre-deal valuations – a standalone U.S. Steel under Mr. Burritt and the incumbent Board would be in a far more dire situation. Fortunately, we are offering stockholders a path to averting irreversible value destruction by electing nine highly qualified directors, who possess the right skillsets and have developed the right plan to make U.S. Steel great again.

THE ANCORA SLATE HAS A VIABLE FIVE-POINT PLAN TO TURN AROUND A STANDALONE U.S. STEEL

Our slate's win-win strategy focuses on, if necessary, restoring U.S. Steel's most iconic assets, improving the financial and operational performance of the business, and providing job security for the Company's unionized workforce. A "Tactical Flexibility" model previously pioneered by Mr. Kestenbaum will be the heart of this strategy, resulting in the prioritization of initiatives that generate the highest EBITDA in all market environments. In effect, U.S. Steel will develop the ability to pivot to the most profitable product mix based on market conditions in days instead of months. The model also emphasizes a reduction in selling, general and administrative expenses along with a more efficient reporting structure. Our slate intends to oversee an improved balance sheet with liquidity and financial flexibility to support operational and strategic initiatives throughout all cycles. Our nominees will also seek to keep the Company's leverage low to maximize free cash flow generation.

A more detailed overview of our win-win strategy is as follows:

1. **Maintain Necessary Personnel and Infrastructure to Continue Trying to Close the $55 per Share Sale to Nippon.**

While we and others believe the government is unlikely to reverse its position, our slate promises not to stand in the way of the deal should it receive approval from the Trump administration. We recognize that stockholders voted to approve the $55 per share transaction. With that said, our nominees are committed to ceasing all vengeful and frivolous litigation, such as the action against USW President David McCall, that undermines the Company's relationships with key stakeholders.

2. Appoint Alan Kestenbaum as CEO and Install Aligned, Highly Qualified Executive Leadership.

Our slate intends to replace Mr. Burritt with Mr. Kestenbaum, who will rebuild the Company's relationships with all key stakeholders, including union leaders and local communities across states such as Pennsylvania, Ohio and Illinois. Leveraging the Ancora slate and Mr. Kestenbaum's connections, a best-in-class management team will be recruited with a focus on establishing a leaner and more coordinated group of operators who reside near facilities and plants.

Mr. Kestenbaum and our nominees have already identified individuals who can immediately step in to fill key roles such as CFO, COO, General Counsel and other functions. Mr. Kestenbaum intends to lead the commercial strategy and oversee the procurement of key raw materials, while empowering decision-making among a small group to ensure decisive and nimble action. Additionally, the new Board plans to implement a new executive compensation scheme that is heavily weighted toward performance and incentivizes healthy annual revenue, EBITDA and cash flow growth.

[13] The Wall Street Journal article dated September 4, 2024 (link).
[14] Includes costs related to severance, contract breaks, remediation and environmental, litigation and other items.

3. Improve Union Relations in the Pursuit of a New Labor Agreement.

Repairing the Company's relationship with the USW is paramount and will have the direct involvement of Mr. Kestenbaum. U.S. Steel's new executive team will build on the strength of Mr. Kestenbaum's existing labor relationships from Stelco and Globe Specialty Metals. While the Board and Mr. Burritt's contingency plan would put jobs at risk, our director candidates' plan would save thousands of jobs, including a significant portion of the Company's union workforce.

Our slate is also committed to reaching a new agreement with the USW ahead of the current agreement's expiration in 2026 to avert a labor disruption. We believe a collaborative and respectful relationship is required to make U.S. Steel great again, and our director candidates intend to reinvigorate the Company's workforce to ensure employees are proud to work at U.S. Steel.

4. In the Event of a Standalone Future, Initiate a Capital Investment Program.

Mr. Kestenbaum and the new executive team, with the support of a reconstituted Board, would lead a targeted capital investment program to revitalize U.S. Steel's iconic legacy, unionized assets in the Rust Belt:

- **Mon Valley Works (PA):** Invest an estimated $1.5 billion to construct an Arvedi Endless Strip Production line for the Edgar Thomson Plant. This advanced technology allows for the continuous casting and rolling of steel, which improves efficiency, reduces energy consumption and enhances product quality. This will enable the Company to participate in the hot-rolled coil business since it will be able to produce 80"-wide coil (as opposed to the current 66" limitation) as well as larger coils, thereby increasing the product capability of Mon Valley Works. The plan also calls for the installation of a cogeneration facility that would produce approximately 150 MW of electricity, significantly reducing the facility's air emissions, carbon footprint and costs. This will also increase output by 300,000 tons per annum and enable direct rolling of coil to a cold-rolled equivalent, which will improve selling prices by $80 per ton and reduce hot-rolled coil costs by $90 per ton, making it the lowest-cost producer of hot-rolled coil in North America.

- **Gary Works (IN):** Invest an estimated $950 million to rebuild and upgrade Blast Furnace #14, reline Blast Furnaces #4, #6 and #8, and complete the previously announced and canceled Gary Hot Mill and plant productivity debottlenecking projects. This investment will extend Blast Furnace #14's operational life by up to 20 years and restore its production capability to the originally designed 9,200 tons per day, a 31% improvement from its current 7,000 tons per day. We are confident that this project will significantly decrease costs, grow output and improve furnace availability. This will result in an additional capacity of 1.3 million tons per annum, resulting in greater revenues and lower costs of more than $50 per ton. The other Blast Furnaces will be relined as scheduled before 2030.

- **Granite City (IL):** Invest an estimated $300 million to produce 1 million tons of granulated iron per year, which can be sold to supply the growing EAF market. Invest an additional estimated $150 million in Granite City, which has been idled since 2023, to produce 1 million tons of cost-effective hot-rolled coil. In today's pig iron constrained market, this will generate approximately $100 per ton of margin.

These projects can be expected to deliver an IRR of 34% as well as an additional $1 billion per year in EBITDA, assuming a mid-cycle average hot-rolled coil price of $800 per ton (well below today's $950 per ton price for hot-rolled coil). We estimate our plan could begin as early as this year and be fully deployed by 2028.

Depending on market conditions, we may then initiate a second phase of incremental capital expenditures. Based on our diligence, we have identified potential long-term opportunities that we intend to fund without any equity dilution and could drive enhanced long-term value:

- **Great Lakes:** Invest an estimated $400 million to revitalize the idled facility. This will return union jobs after 1,545 employees were laid off.[15] We'll also bring on new production.

- **Gary Works:** Invest an estimated $3.2 billion to build a new, modern EAF on existing unencumbered acreage. Through this step, we will be able to reduce production time and the investment needed to construct the new facility. This will also result in increased overall production capacity at the Gary Works facility at an improved cost given the logistical and raw material advantages. Lastly, we'll create a large number of new union jobs once the facility is operational.

- **Fairfield:** Invest an estimated $100 million to increase the production of slab for further processing and rolling into a finished product. We expect this to deliver significant cost reductions from increased fixed cost absorption.

Over the long term, we are confident that these investments will unlock meaningful cost savings, profitability and stock price gains. Our program will add an anticipated 10+ million tons of new capacity per year to the domestic steel market – a roughly 18% increase in total domestic flat-rolled steel production – which supports the Trump administration's goal of strengthening American manufacturing. Based on a thorough evaluation of the Company's balance sheet and operational needs, we believe our slate's plan does not require any dilution or outside investment. It can be funded with what we expect is $4.3 billion in available liquidity, including U.S. Steel's existing capital and available credit, as well as a variety of executable opportunities and restructuring efforts that can unlock additional capital.[16]

5. In the Event of a Standalone Future, Initiate a Strategy Review to Fund a Special Dividend.

Once the sale to Nippon reaches finality, our slate and management team will conduct an evaluation of the Company's non-core, non-union assets. We estimate the potential sale of Big River can deliver $8 billion to $9 billion, while the divestiture of other non-core assets can generate $1.5 billion to $2 billion.[17] Our slate would use those proceeds to pay a special one-time dividend to stockholders of up to $19.25 per share. We estimate the execution of our full strategy, including asset sales, the special dividend and the capital investment program to reinvigorate U.S. Steel's legacy assets, could yield a nearly 100% increase in stockholder value. This represents a target pro forma total return of **$75.67** to stockholders.

Proforma Sources of Incremental Capital ($ in millions)	
Big River Sale Proceeds (net)	$7,626
Non-Core Asset Sale Proceeds	$1,500
Transaction Break-Up Fee	$565
Total Incremental Capital	**$9,691**
% of Current Enterprise Value	*78.6%*

One-Time Special Dividend ($ in millions)	
Special Dividend	**$5,000**
Special Dividend per Share	**$19.25**
Special Dividend Yield	*50.3%*

Proforma U.S. Steel Enterprise Value and TSR ($ in millions)	
Proforma U.S. Steel 2027 NAFR EBITDA	**$2,059**
Proforma Multiple	6.0x
Proforma Enterprise Value	**$12,354**
Cash	$1,367
Incremental Capital ex-Special Dividend	$4,691
Proforma Cash	**$6,058**
Debt	$3,758
Proforma Net Debt	**($2,300)**
Proforma Equity Value	**$14,654**
Fully Diluted Shares Outstanding	260
Implied Share Price	**$56.42**
Special Dividend per Share	$19.25
Proforma U.S. Steel TSR	**$75.67**
Implied TSR From Current Share Price	*97.6%*

[15] Reuters article dated December 20, 2019. Link.
[16] Cash and credit as of December 31, 2024. Company Form 10-K for FY 2024. Big River potential proceeds reflect the value offered during the Company's strategic alternatives process.
[17] Big River potential proceeds reflect the value offered during the Company's strategic alternatives process. Non-core asset proceeds include $565 million merger termination fee, excess real estate, other land sales, the divestiture of the U.S. Steel Europe segment and a potential mine royalty opportunity.

Although our slate is open to exploring all avenues for maximizing stockholder value, it has no plans to entertain acquisition offers that undervalue the Company or provide preferential consideration to any suitor, including Cleveland-Cliffs Inc. We feel it is important to stress these points in light of U.S. Steel's apparent public relations campaign to place articles that promote baseless conspiracy theories about Cleveland-Cliffs Inc. and our firm. Perhaps stockholders should not be surprised by the Burritt-dominated Board's seemingly illogical smear tactics in light of U.S. Steel issuing an errant letter that included inaccuracies about Ancora and our nominees last month.[18]

IN CLOSING, PROTECT YOUR INVESTMENT BY VOTING ON THE GOLD UNIVERSAL PROXY CARD TO ELECT THE FULL ANCORA SLATE

This year's vote represents your only opportunity to install new leaders who possess the right experience and contingency strategy to restore U.S. Steel to greatness should the transaction collapse, as many policymakers and independent legal experts expect it to. Because the Company's leadership never responded to our requests to delay the Annual Meeting until there is clarity on the transaction, you will not get a second chance to elect a new Board if the deal falls apart and U.S. Steel remains a standalone entity.

To be clear, our slate will not stand in the way of the $55 per share deal. But if the deal fails, our nominees and Mr. Kestenbaum represent the superior alternative. The fact is Mr. Kestenbaum should already have been contacted by the Board about the CEO position as part of contingency planning and succession preparation for Mr. Burritt (who turns 70 this year). In our view, Mr. Kestenbaum – who has always been a major shareholder and engaged operator – is the perfect fit for U.S. Steel after years of neglect under a seemingly absentee leader who we suspect spent more time on a private jet than inside a union steel mill.

For more detail about our slate's win-win strategy, visit www.MakeUSSteelGreatAgain.com. Vote to elect our full slate on the GOLD Universal Proxy Card prior to or at this year's Annual Meeting.

Thank you,

Fredrick D. DiSanto Chairman and Chief Executive Officer Ancora Holdings Group, LLC	James Chadwick President Ancora Alternatives LLC

[18] Company press release entitled, "U. S. Steel Issues Updated Letter to Stockholders," dated March 27, 2025 (link).

ITEM 3: INVESTOR PRESENTATION
April 7, 2025

Make U.S. Steel Great Again: The Case for New Leadership with a Proven Strategy

April 2025



Disclaimer

The materials contained herein (the "Materials") represent the opinions of Ancora Catalyst Institutional, LP and the other participants named in its proxy solicitation (collectively, "Ancora" or "we") and are based on publicly available information with respect to United States Steel Corporation (the "Company" or "U.S. Steel"). Ancora recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ancora's conclusions. Ancora reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ancora disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ancora herein are based on assumptions that Ancora believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Ancora currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Ancora from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ancora discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Ancora expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ancora. Although Ancora believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ancora will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Ancora has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents

MAKE U.S. STEEL GREAT AGAIN



Executive Summary

About Ancora

Ancora Holdings Group, LLC ("Ancora") has a record of helping companies unlock long-term value.

Firm Overview:

- Founded in 2003, Ancora is an Ohio-based diversified investment firm of 115+ employees that oversees approximately $10 billion in assets.
- As an investor with deep roots in the Midwest, we have an affinity for the industrial and logistics companies that collectively form the backbone of America's economy.
- We are proud to be shareholders of companies such as Berry Global Group, Inc., Norfolk Southern Corporation, RB Global, Inc. and now, United States Steel Corporation ("U.S. Steel" or "the Company").
- Owning these types of businesses enables us to pursue strong risk-adjusted returns while supporting American competitiveness, job creation and wage growth.
- We are also a long-term supporter of unionized labor and have a history of working with various unions and public pension plans to deliver long-term value.

Berry | NORFOLK SOUTHERN | rb GLOBAL | USS

About U.S. Steel

History: An American Icon

- U.S. Steel was formed in 1901 with the joining of American business icons Andrew Carnegie, J.P. Morgan, Charles Schwab and others.
- The Company has played an integral role in American history, including during the Industrial Revolution and by supplying hundreds of millions of tons of steel during World War II.[1]
- U.S. Steel has contributed to the construction of pivotal American structures, including:
  - The San Francisco Bay Bridge
  - The New Orleans Superdome
  - The Tappan Zee Bridge
  - The Chesapeake Bay Bridge

Key Financials ($ in millions)[2]	
Market Capitalization	$9,945
Cash	$1,367
Net Debt	$2,391
Enterprise Value	$12,336

Company Snapshot[3]

- U.S. Steel engages in the manufacturing and selling of steel products.



Minntac
Keetac
Great Lakes
Indefinitely idled
Gary
Lorain
Indefinitely idled
Mon Valley
Granite City
Indefinitely idled
Big River
Fairfield Tubular
Lone Star Tubular
Indefinitely idled

Business Segments[4]

North American Flat-Rolled ("NAFR"): U.S. Steel's unionized integrated steel plants in North America.

Mini Mill: Non-union Big River Steel ("Big River") and Big River Steel 2 ("Big River 2") facilities in Arkansas.

Europe: U.S. Steel Košice and its subsidiaries.

Tubular: Three U.S. facilities producing casing, tubing and pipe products primarily for the oil, gas and petrochemical markets.

Annual Raw Steel Production Capability (2024)



4%
22%
59%
15%
NAFR
Mini Mill
Europe
Tubular

The Company has been key to America's infrastructure, manufacturing and national security sectors.

Source: [1]Company website. [2]As of close Apr. 4, 2025. Bloomberg, Company filings. [3]Company website. [4]Company filings.

U.S. Steel Stockholders Face the Threat of Irreversible Value Destruction

Prior to entering into a merger agreement with Nippon Steel Corporation ("Nippon"), we believe **U.S. Steel had deteriorated** due to years of dismal capital allocation, frayed labor relations, neglect of union plants and poor operational execution **under CEO David Burritt and the current Board of Directors** (the "Board").

If the merger remains blocked by the federal government, we expect **the Company will find itself in freefall** with value-destructive management that has alienated its unionized workforce ahead of upcoming negotiations and committed to shutting down valuable plants.

The closure of current plants, mills and mines would incur **massive costs** that could depress stockholder returns for years to come. In addition to **severance** for laid-off employees, the **asset retirement obligations** and potential **environmental liabilities** from mines and 100+ year old plants are enormous.

Ancora is offering stockholders a path to averting seemingly permanent value destruction by electing nine highly qualified directors, who are committed to installing **industry legend** Alan Kestenbaum as CEO and **investing in union facilities to drive sustained value creation.**

If our nominees are elected, they are committed to **respecting stockholder feedback** and **sustaining all efforts to secure a reversal of the executive order blocking the $55 per share transaction**. Our nominees are also **committed to ceasing all frivolous litigation** that undermines the Company's relationship with key stakeholders.

This is not only a matter of U.S. Steel reverting to pre-deal valuations; this is far more dire.

Major Changes Are Needed at U.S. Steel's 2025 Annual Meeting

- ✗ Stockholders have one chance to decide who controls the future of U.S. Steel.
- ✗ If the Nippon deal falls apart after this year's Annual Meeting, there will be no savior to step in and operate the business. The next Annual Meeting will likely not be held until April 2026.
- ✗ Mr. Burritt and the Board's actions have demonstrated to us that they don't have good judgment by continuing to pursue the transaction and taking their eyes off the ball in terms of operating the Company.
- ✓ Our slate includes individuals who have experience getting transactions over the finish line and who can bring continuity to the Company's ongoing sale process.
- ✓ If the deal collapses, our nominees provide a lower-risk solution for stockholders and offer the right skills and experience – and a viable plan – to execute a successful turnaround of U.S. Steel.

Under Mr. Burritt's Leadership, the Company Pivoted to a Flawed Strategy

This abrupt change in strategy spotlights Mr. Burritt's poor decision making and inability to operate the Company's assets.

2016-2019: Asset Revitalization Strategy	2019-2023: "Best of Both" Strategy
• Just six months before Mr. Burritt was appointed CEO, the Company was pursuing an "Asset Revitalization" strategy. • This was a multi-year, multibillion-dollar plan with an emphasis on U.S. Steel's 13 most critical assets, which would revitalize the iconic NAFR steelworks. • The unionized NAFR assets include the legacy integrated facilities that have structural advantages and the potential to be higher margin. • Under this strategy, the Company committed to invest $1.2 billion in plants in the Mon Valley Works.	• In October 2019, Mr. Burritt introduced the "Best of Both" strategy. • This strategy deprioritized U.S. Steel's NAFR assets and instead focused on a diversification strategy by acquiring the non-union Big River Mini Mill steelmaking operation. • Under this strategy, the Company opted to spend $1.5 billion acquiring Big River and canceled the Mon Valley investment to make further investments in Big River. • 18 months after completing the $1.5 billion Big River acquisition, the Company went "all in" on Mini Mill by committing an additional $3 billion in CapEx to build Big River 2.

This strategy shift demonstrates the Company's poor allocation of significant capital, as it failed to create value, increased leverage and damaged U.S. Steel's relationship with the United Steelworkers (the "USW").

Source: Company filings.

Mr. Burritt's Strategy Pivot Failed to Create Value

The results speak for themselves: Mr. Burritt and the senior leadership team have failed at running the business.

- ✕ Mismanaged Big River expansion, resulting in cost overruns upwards of $600 million.
- ✕ Repeatedly missed financial projections over the past 18 months.
- ✕ Lack of focus on operations, resulting in excessive capital spending, increased leverage and soft earnings.
- ✕ Lagged peers in every relevant key performance metric, including Total Shareholder Return ("TSR").

U.S. Steel vs. Peers: Key Performance Metrics[1] Q1 2021 – Q4 2024

Revenue Growth	Adj. EBITDA Growth	CapEx Growth	FCF Growth
-20.5%	-37.4%	+264.3%	-201.6%

TSR Over Mr. Burritt's Tenure[2]

U.S. Steel	Peer Median	Relative Performance
13.5%	241.2%	-227.7%

MAKE U.S. STEEL GREAT AGAIN

Source: FactSet and Bloomberg. [1]Key performance metrics measured from figures reported by U.S. Steel and peers from Q1 2021 to Q4 2024. These dates reflect the start of the economic recovery from COVID and the most recently reported quarter (preliminary guidance used, if available. Figures for Reliance, Inc. reflect results from Q1 2021 through Q3 2024). Peers include Commercial Metals Company, Cleveland-Cliffs Inc., Reliance, Inc., Steel Dynamics, Inc. and Nucor Corporation. [2]TSR as of market close Aug. 11, 2023, the last trading day prior to the Company's disclosure of initiating a strategic alternatives process. Mr. Burritt's election by the Board to assume the CEO role was announced May 10, 2017.

The Board's Poor Judgment Resulted in a Failed Transaction

The Board's decision to pursue a risky sale to Nippon – that was just $1 per share higher than a domestic bidder – has led the Company to a dead end.

- During the Board's strategic review, then-Senator J.D. Vance sent a letter to Mr. Burritt and Board Chair David S. Sutherland to "insist that [they] reject any bids to acquire U.S. Steel or its assets from a foreign entity."
- The Board knew that the sale of U.S. Steel to Nippon faced steep opposition from Vice President Vance, Secretary of State Marco Rubio and a bipartisan contingent of high-profile lawmakers over national security concerns.
- The Board **ultimately decided to ignore national security and pursue a risky sale to Nippon** – an overseas bidder that came in just $1 per share higher than a competing domestic bidder.
- Notably, the domestic bidder's offer had a $1.5 billion termination fee – almost 3x the $565 million termination fee offered by Nippon.

We question the Board's decision to pursue a deal with Nippon despite the clear opposition from high-profile lawmakers and minimal deal protection.

> FOX BUSINESS
>
> **Senator JD Vance calls on US Steel to refuse buyout bids from foreign entities**
>
> "I ask that you consider the effects of any decision to America's industrial base and national security and **insist that you reject any bids to acquire U.S. Steel or its assets from a foreign entity**," Vance wrote.

Aug. 17, 2023

> REUTERS
>
> **Three Republican senators oppose Nippon-U.S. Steel deal over national security**

Dec. 19, 2023

Leadership Has Damaged the Relationship with U.S. Steel's Unionized Workforce

Years of broken promises related to Mr. Burritt's strategy shift away from U.S. Steel's unionized NAFR assets have irreparably hurt the current Board and management's relationship with the USW.

- ✗ Two years after committing to investing $1.2 billion in the Mon Valley facilities, U.S. Steel announced it was abandoning the project and closing three additional coke batteries in Clairton, PA.
- ✗ Mr. Burritt's threats to close union mills and lay off workers came after he and the Board had long promoted the facilities as "world class." The fact is that the union facilities are viable and sustainable in our view.
- ✗ In the days leading up to the announcement of the proposed sale to Nippon, U.S. Steel indefinitely idled its blast furnace in Granite City, IL, and permanently shut down its USS-POSCO Industries ("UPI") finishing mill in Pittsburg, CA.
- ✗ U.S. Steel continued to pour money into expanding its non-union facility in AR while Mr. Burritt falsely told USW members, retirees, families and communities that the Company couldn't afford to invest in the future for any of its union facilities.
- ✗ Instead of investing in union operations, U.S. Steel purchased Big River, a non-union company.
- ✗ Since the U.S. Steel-Nippon deal was announced in December 2023, the Company has spent $120 million on "strategic alternatives review process costs" – money that could have otherwise been invested back into the plants.

Source: The USW letter dated October 2, 2024. The USW "Keep U.S. Steel U.S. Owned" website.

U.S. Steel Has a Bleak Future Under Current Leadership

Mr. Burritt and the Board's contingency plan for the dead deal includes cutting thousands of jobs and shutting down valuable mills, which will imperil the Company's mines.

"

CEO David Burritt said the nearly $3 billion that Japan-based Nippon Steel has pledged to ***invest in the Pittsburgh company's older mills is critical to keeping them competitive and maintaining workers' jobs.***

'We wouldn't do that if the deal falls through,' Burritt said in an interview. 'I don't have the money.'

[…]

The U.S. Steel CEO said the expanded Arkansas mill would allow the company to close Mon Valley, the company's last steelmaking operation in Pittsburgh.

'If that mill won't make it to the next decade, why would we stay there?' he said. *With more of the company's production shifting to the South, he said U.S. Steel would likely look to move its headquarters to the region as well.*

"



CEO David Burritt

The Washington Post

Union opposition to U.S. Steel sale reflects years of bad relations

Mistrust between the United Steelworkers union chief and the CEO of U.S. Steel has overshadowed the troubled deal with Nippon Steel.

Sep. 21, 2024

FOX BUSINESS

US Steel CEO says company likely to close steel mills if proposed $14B sale to Nippon Steel falls through

Sep. 4, 2024

Source: The Wall Street Journal article dated Sep. 4, 2024. The Washington Post article dated Sep. 21, 2024. Fox Business article dated Sep. 4, 2024.

In the Decade Before Strategic Alternatives, the Company Failed to Create Value



$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Sep. 2013: Mr. Burritt appointed CFO; Company implements "Carnegie Way" cost-cutting strategy.
Nov. 2016: Company announces "Asset Revitalization" strategy to invest in and improve performance of the NAFR segment.
Feb. 2017: Mr. Burritt appointed COO.
May 2017: Mr. Burritt appointed CEO.
Share price: ~$20
May 2019: Company announces $1.2 billion investment in Mon Valley.
Oct. 2019: Company pivots to "Best of Both" strategy and makes $700 million investment in Big River.
Apr. 2021: Company cancels Mon Valley investment.
Sep. 2021: Company doubles down on Mini Mill with Big River 2 construction.
Dec. 2020: Company acquires remaining interest in Big River for $774 million.
Aug. 2023: Company announces strategic alternatives.
Share price: ~$22

The flawed strategy – pivoting from cost-cutting to reinvestment in legacy assets to diversifying into Mini Mill – has kept U.S. Steel's share price range-bound.

MAKE U.S. STEEL GREAT AGAIN

Source: Bloomberg, Company filings.

Our Solution: A Fit-for-Purpose Slate That Can Make U.S. Steel Great Again



Alan Kestenbaum

- ✓ Seasoned steel industry leader
- ✓ Led Stelco's turnaround as CEO
- ✓ Public company board experience



Jamie Boychuk

- ✓ Operations expert with significant experience in the transportation industry
- ✓ Former executive at U.S. Steel partners Canadian National and CSX



Fredrick D. DiSanto

- ✓ Represents stockholder of U.S. Steel
- ✓ Expertise in capital allocation and corporate finance
- ✓ Public company board experience



Robert P. Fisher, Jr.

- ✓ Expertise in dealmaking and the metals and mining sector
- ✓ Former head of the Investment Banking Mining Group at Goldman Sachs
- ✓ Public company board experience



Dr. James K. Hayes

- ✓ Served as senior executive at multiple manufacturing corporations
- ✓ Experience implementing growth initiatives

Our Solution: A Fit-for-Purpose Slate That Can Make U.S. Steel Great Again (Cont.)



Roger K. Newport

- ✓ Former steel company CEO at AK Steel Holdings Corporation
- ✓ Finance and M&A expertise
- ✓ Public company board experience



Shelley Y. Simms

- ✓ Regulatory, compliance and public policy expert
- ✓ Held leadership roles at multiple PA-based corporations
- ✓ Public company board experience



Peter T. Thomas

- ✓ Former CEO of Ferro Corporation and leadership roles at multiple companies across the industrials sector
- ✓ Manufacturing expertise
- ✓ Public company board experience



David J. Urban

- ✓ Public policy expert at major lobbying firm
- ✓ Legal and regulatory experience
- ✓ Public company board experience

Alan Kestenbaum Is the Right Leader for U.S. Steel

Mr. Kestenbaum, Ancora's proposed CEO, is a steel industry legend who has a history of turning U.S. Steel's failed endeavors into home runs.

- Mr. Kestenbaum previously led a turnaround of Canadian steelmaker **Stelco Holding Inc.** ("Stelco"), which he bought out of bankruptcy from U.S. Steel. In 2024, he sold Stelco to a U.S. steelmaker in a deal that **delivered returns of nearly 500% to shareholders**.
- During Mr. Kestenbaum's tenure as CEO, Stelco **continuously outperformed** U.S. Steel despite facing tariff headwinds and taking on major CapEx projects.
- Mr. Kestenbaum's Tactical Flexibility model **optimizes production** to **increase inventory turns** and create working capital velocity – resulting in higher **utilization** and better **profitability**.

STELCO

> ***"[We] bought [Stelco] for $53 million from [U.S. Steel]. Four months later, [we] took it public for a valuation of $1.7 billion.***
>
> ***[We] then made and returned to shareholders $2 billion.***
>
> ***[We] put a billion into CapEx and made it the lowest cost steel producer in North America."***



Mr. Kestenbaum, CEO Candidate for U.S. Steel

Since Stelco's IPO; Cumulative Return vs. Peers in the Broader Metals & Mining Sector



498%(1)
180%
Return at Nippon Offer (2)
124%
53%
299%
224%
142%
62%
Stelco
Cliffs
U.S. Steel
Steel Dynamics
Nucor
S&P 500
TSX Composite
Blast Furnace ("BF") Peers
Electric Arc Furnace ("EAF") Peers
Indexes

Mr. Kestenbaum has a proven track record of turning around U.S. Steel's bankrupt assets and has a near-term, actionable plan to lead a revival of the Company.

MAKE U.S. STEEL GREAT AGAIN

Source: FactSet; [1]Based on IPO price of C$17.00 per share; [2]Refers to Nippon's announcement on Dec. 18, 2023 to acquire U.S. Steel for US$55 per share. TSR reflects market data from Nov. 3, 2017, Stelco's IPO date to Jul. 12, 2024, the trading day prior to the announcement of Stelco's sale to Cleveland-Cliffs; performance adjusted for re-invested dividends and based on USD currency.

We Believe Our Five-Point Plan Will Revitalize U.S. Steel

1. Install New Management Team
2. Improve Labor Relations
3. Explore Options for Domestic Non-Union Assets and Non-Core Assets
4. Fund Operational Improvements with Existing Capital
5. Restore and Optimize Key Plants

MAKE U.S. STEEL GREAT AGAIN

We Intend to Install a Leaner and More Aligned Executive Team

Appoint New CEO

- We intend to immediately replace Mr. Burritt with Mr. Kestenbaum.
- Mr. Kestenbaum is committed to rebuilding relationships with all key stakeholders, including union leaders and local communities.
- He intends to develop and release a strategic roadmap so all stakeholders can track U.S. Steel's progress.

Overhaul Executive Team

- Our nominees are committed to assembling an excellent team full of operators who reside near facilities and plants.
- Our nominees have already identified individuals who can immediately step in to fill key roles such as CFO, COO and General Counsel.
- Our nominees plan to reduce overhead and streamline management team and reporting structure.

Implement New Comp. Scheme

- The Ancora slate intends to establish a new executive compensation program that is heavily weighted toward performance.
- Rather than focus on the short-term, our nominees intend to align compensation with year-over-year EBITDA and cash flow growth.
- Our nominees know that U.S. Steel's compensation scheme must incentivize healthy growth.

If elected to U.S. Steel's Board, Ancora's slate and Mr. Kestenbaum intend to lead a multibillion-dollar capital investment program aimed at revitalizing the Company's legacy assets in the Rust Belt.

We Are Committed to Improving Labor Relations

The Ancora slate's priorities include:

- Repairing U.S. Steel's frayed relations with the USW.
- Reallocating a portion of corporate expenditures to human capital and plants.
- Making economic commitments to local communities in key states.
- Reaching a new labor union agreement ahead of the current agreement's 2026 expiration.


REUTERS

United Steelworkers union chief files motion to dismiss lawsuit by US Steel, Nippon Steel


Bloomberg

Union Leader Says Kestenbaum Is 'Better Choice' for US Steel CEO

- McCall gives backing to activist investor's pick for CEO
- Investor Ancora last month disclosed position in US Steel

Under Mr. Burritt, U.S. Steel has sued and antagonized its union employees.

The USW Is Already More Supportive of Our Strategy Than the Incumbents'

> "We have said all along that with **responsible management**, USS can remain a **strong and resilient** company.
>
> Recently, an investor called Ancora challenged U.S. Steel management by offering a new slate of directors for the U.S. Steel Board. **Ancora has increased its holdings of USS stock, identified a qualified and experienced steel industry candidate for CEO to replace Burritt and proposed a new operating and capital plan**.
>
> [...]
>
> **In April, shareholders and the Board of Directors will have an important decision to make about the future of USS**."

UNITED STEELWORKERS USW UNITY AND STRENGTH FOR WORKERS

Source: Reuters article dated Feb. 5, 2025. Bloomberg article dated Feb. 25, 2025. The USW newsletter dated Mar. 21, 2025.

We Intend to Explore All Options for Other Assets

Our slate and its CEO candidate are committed to exploring asset sales or divestitures with the goal of maximizing value for stockholders, improving the efficiency of the organization and prioritizing U.S. Steel's NAFR assets.

We'll establish a Transformation Committee that will commence a strategic review of the entire organization:

Non-Core Assets (Real Estate and Certain Mills)

Mini Mill

European Operations

We estimate U.S. Steel has $9.5 billion to $11 billion in assets that could be monetized.

Source: Ancora.

Our Plan Does Not Require Any Outside Investment

The Company's strong liquidity position mitigates the need for outside investment.

Available Capital	Executable Capital
$565 Million Merger Termination Fee	$1.5 Billion - $2 Billion in Non-Core Assets[2]
$1.4 Billion in Cash[1]	$8 Billion - $9 Billion in Value via Potential Big River Sale[3]
$2.3 Billion in Available Credit[1]	Annual Free Cash Flow
New Operational Cash Flow Due to Trump Steel Tariffs	

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora. [1]As of Dec. 31, 2024. [2]Ancora estimates. [3]Value offered during strategic alternatives process as described in Company Merger Proxy Statement filed Mar. 12, 2024.

We Intend to Launch a Multibillion-Dollar Capital Investment Program

If elected, our slate and its CEO candidate are committed to restoring U.S. Steel's most iconic assets, improving the financial and operational performance of the business and providing job security for the Company's unionized workforce.

PHASE ONE (2025-2028):

Mon Valley:

~$1.5 billion investment for the endless casting and rolling process.

Granite City:

~$300 million investment to produce 1 million tons of granulated iron.

Gary Works:

~$950 million investment to rebuild and upgrade blast furnace #14, reline blast furnaces #4, #6 and #8, and complete previously announced and canceled Gary Hot Mill and plant productivity debottlenecking projects.

PHASE TWO (2029-2031):

Great Lakes:

~$400 million to revitalize the facility that was idled in 2020.

Fairfield:

~$100 million investment to increase slab production.

Gary Works:

~$3.2 billion to build new, modernized EAF on existing unencumbered acreage.

INCREMENTAL CAPEX: ~$6.5 Billion

Source: Company filings; Ancora.

Proposed Capital Investment Timeline

H2 2025	2026	2027	2028	2029-2031
CapEx: $100 million	CapEx: $1.1 billion	CapEx: $1.0 billion	CapEx: $550 million	CapEx: $3.7 billion
Mr. Kestenbaum begins the investment program with an engineering assessment of each facility.	Mr. Kestenbaum and his executive team begin initial projects at Mon Valley, Gary Works and Granite City facilities.	Mr. Kestenbaum deploys capital into replacing the Mon Valley Hot Mill and retrofitting existing blast furnaces at Gary Works.	Mr. Kestenbaum completes Phase One of the capital investment program.	Mr. Kestenbaum leads Phase Two of the capital investment program to reinvigorate U.S. Steel's iconic unionized assets.

Source: Ancora.

Anticipated Benefits of Streamlined Operations

Logistics improvements are expected to reduce costs.

Cost reductions come from:

- Improved logistical footprint
- Less material handling
- Lower yield loss
- Lower conversion costs for hot-rolled ("HR") and cold-rolled ("CR") coils

Key optimization activities anticipated to include:

- Reduction of transit at Mon Valley between steelmaking and hot-rolling with the installation of the new hot strip mill ("HSM") on-site at Edgar Thomson Plant (elimination of Irvin Plant's HSM)
- Elimination/reduction of some finishing operations – selling more hot-rolled coils ("HRC") reduces transportation and touches
- Reduction of in-plant handling of steel at all facilities
- Increased flexibility with new Mon Valley HSM to produce similar widths at both major facilities (Gary and Mon Valley) which will enable product location optimization with freight as a factor
- Full review of inbound freight, particularly metallurgical coal from third parties and iron ore pellets from U.S. Steel's own mines

Source: Company filings; Ancora.

The Value Creation Opportunity at U.S. Steel

We estimate the execution of our strategy could yield a ~100% increase in stockholder value through the combination of asset sales (including Big River), special dividend and the capital investment program to reinvigorate U.S. Steel's legacy assets.

Proforma Sources of Incremental Capital ($ in millions)	
Big River Sale Proceeds (net)	$7,626
Non-Core Asset Sale Proceeds	$1,500
Transaction Break-Up Fee	$565
Total Incremental Capital	**$9,691**
% of Current Enterprise Value	*78.6%*

One-Time Special Dividend ($ in millions)	
Special Dividend	**$5,000**
Special Dividend per Share	**$19.25**
Special Dividend Yield	*50.3%*

Proforma U.S. Steel Enterprise Value and TSR ($ in millions)	
Proforma U.S. Steel 2027 NAFR EBITDA	**$2,059**
Proforma Multiple	6.0x
Proforma Enterprise Value	**$12,354**
Cash	$1,367
Incremental Capital ex-Special Dividend	$4,691
Proforma Cash	**$6,058**
Debt	$3,758
Proforma Net Debt	**($2,300)**
Proforma Equity Value	**$14,654**
Fully Diluted Shares Outstanding	260
Implied Share Price	**$56.42**
Special Dividend per Share	$19.25
Proforma U.S. Steel TSR	**$75.67**
Implied TSR From Current Share Price	*97.6%*

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings; Ancora, HRC estimate of $800. As of close on April 4, 2025. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

The Value Creation Opportunity: Big River Sale

Our nominees intend to pursue all avenues to monetize U.S. Steel's Mini Mill operation and use a portion of the sale proceeds for a significant one-time special dividend.

We continue to believe, based on previous expressions of interest, that U.S. Steel's Mini Mill segment could be sold for $8 billion – $9 billion.

Big River Acquisition Details ($ in millions)	
Big River Initial Investment	$700
Big River Second Investment	$774
Total Big River CapEx	$5,030
Total Big River Cost	**$6,504**

Big River Sale Assumptions ($ in millions)	
Big River Sale Price	$8,000
Total Big River Costs	$6,504
Total Gain on Sale	**$1,496**
Tax Rate	25%
Taxes	$374
Big River Sale Proceeds After Tax	**$7,626**

One-Time Special Dividend ($ in millions)	
Special Dividend	$5,000
Current Shares Outstanding	260
Special Dividend per Share	**$19.25**
Special Dividend Yield	*50.3%*

"*On September 20, 2023, NSC submitted a proposal to acquire USS's Mini Mill segment and its Keetac mining operations for an **enterprise value of $9.2 billion** and indicated a willingness to potentially submit a proposal to acquire all of the outstanding shares of USS common stock. Company C submitted a proposal to acquire USS's Mini Mill segment, and its USS-UPI and Keetac mining operations for an enterprise value of **approximately $8 billion.***"

Source: Company Merger Proxy Statement filed Mar. 12, 2024. Ancora. As of close on April 4, 2025. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

The Value Creation Opportunity: NAFR EBITDA Growth

We estimate our capital investment program will significantly improve the NAFR segment's proforma EBITDA by year-end 2027.



$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$934
$419
$556
$100
$50
$2,059
NAFR 2024 EBITDA
Mon Valley
Gary Works
Granite City
SG&A Optimization
NAFR Proforma 2027 EBITDA

120% increase in Proforma 2027 NAFR EBITDA resulting from additional volume of 1.5 million tons, lower costs and 40% of output at Mon Valley being sold to CR markets at a higher price.

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings; Ancora, HRC estimate of $800. As of close on April 4, 2025. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.
Note: These projections are based on conservative assumptions. For example, the assumed price per ton for these EBITDA forecasts is $800; as of April 1, 2025, the actual price per ton is approximately $950.

The Value Creation Opportunity: Enhanced Performance

We believe Ancora and Mr. Kestenbaum's capital investment program to reinvigorate U.S. Steel's valuable NAFR assets will significantly improve the segment's utilization and operational and financial performance.

Kestenbaum Strategy CapEx ($ in millions)


$1,200
$1,000
$800
$600
$400
$200
$0
$0
$100
$1,100
$1,000
$550
2024A
2025E
2026E
2027E
2028E

Shipments (tons)


10,000
9,000
8,000
7,000
6,000
7,845
7,845
8,002
8,162
1,000
8,244
1,000
2024A
2025E
2026E
2027E
2028E
Steel
Granulated Iron

EBITDA ($ in millions)


$2,500
$2,000
$1,500
$1,000
$500
$0
$934
$981
$1,280
$2,059
$2,202
2024A
2025E
2026E
2027E
2028E

EBITDA Margins (%)


30%
25%
20%
15%
10%
5%
0%
12%
13%
16%
23%
25%
2024A
2025E
2026E
2027E
2028E

Under Mr. Kestenbaum's leadership, we believe the capital investment program can reinvigorate U.S. Steel's legacy assets, leading to significantly improved financial performance, highlighted by Proforma 2027 NAFR EBITDA and EBITDA margins increasing by 120% and 1,100bps, respectively, compared to 2024 levels.

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings; Ancora, HRC estimate of $800. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

Timeline of Key Initiatives

<table>
<tr><th>Timing</th><th>Key Initiatives</th><th>Intended Outputs</th></tr>
<tr><td>Months 1-3</td><td>✓ Assess viability and pathway of collecting merger termination fee
✓ Repair damaged labor relations and establish trust with all union constituencies
✓ Optimize the corporate structure with the deployment of the Tactical Flexibility Strategy</td><td rowspan="2">✓ Establish expectations on timing of collecting the $565 million merger termination fee[1]
✓ All stakeholders aligned on go-forward strategy
✓ Successfully renegotiate the union contract in 2026
✓ Determine whether initial assessment of capital program is adequate
✓ Ensure alignment of senior executives</td></tr>
<tr><td>Months 4-12</td><td>✓ Begin assessment of NAFR assets
✓ Launch strategic review for all non-core assets of U.S. Steel
✓ Finalize new Collective Bargaining Agreement with the union
✓ Generate new jobs at Gary Works and bring back jobs at Great Lakes</td></tr>
<tr><td>Months 13-24</td><td>✓ Ramp up capital program investments in Mon Valley, Gary Works and Granite City
✓ Continued optimization of SG&A functions of organization
✓ Commitment to quarterly updates related to implementation of the go-forward strategy
✓ Clear communication of intended cost of production, EBITDA, EBITDA margin and Free Cash Flow trajectory of the business
✓ Ensure capital investment program remains on track and on budget</td><td>✓ Capital investment program should dramatically lower the cost of production in U.S. Steel's NAFR segment
✓ Significant inflection in EBITDA, EBITDA Margins and Free Cash Flow
✓ Establish credibility with stakeholders related to the deployment of capital, the intended return on investment and cadence of projects
✓ Expect to be the low-cost steel producer in North America</td></tr>
<tr><td>Months 25-36</td><td>✓ Fully revitalized NAFR assets
✓ Significant inflection in financial and operational performance
✓ Opportunity for meaningful return of capital to stockholders
✓ Phase Two of the capital investment program at Gary Works, Great Lakes and Fairfield facilities</td><td>✓ Successful completion of Phase One capital investment program in Mon Valley, Gary Works and Granite City
✓ Lower cost of production, increased utilization, lower yield losses, logistical benefits
✓ Opportunity to sell product in new markets while bringing back latent capacity
✓ Best-in-class steel producer in North America
✓ Opportunity to create a significant number of jobs in the U.S. as Phase Two capital projects are launched</td></tr>
</table>

MAKE U.S. STEEL GREAT AGAIN

[1] Assuming transaction is terminated.

We Expect Our Plan Would Save Thousands of Jobs

While the Board and Mr. Burritt's contingency plan would put jobs at risk, the Ancora-Kestenbaum plan would save thousands of jobs, including a significant portion of the Company's union labor.

Facility	Number of Jobs
Mon Valley	3,000 *(Clairton: 1,200) + (Edgar Thomson + Irvin = 1,800)*
Gary	2,250
Granite City	250 *(Previously had 1,800 employees before it was idled)*
Minntac	1,800
Keetac	400
TOTAL	**7,700**

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora, Company filings.

We Believe Our Slate and Plan Represent an Upgrade Over U.S. Steel

Mr. Burritt has blamed a lack of capital as cover for his plan to close U.S. Steel's iconic, older, unionized mills and focus investment on non-union operations.



"*CEO David Burritt said the nearly $3 billion that Japan-based Nippon Steel has pledged to* ***invest in the Pittsburgh company's older mills is critical to keeping them competitive and maintaining workers' jobs.***

'We wouldn't do that if the deal falls through,' Burritt said in an interview. 'I don't have the money.'

[...]

The U.S. Steel CEO said the expanded Arkansas mill would allow the company to close Mon Valley, the company's last steelmaking operation in Pittsburgh.

'If that mill won't make it to the next decade, why would we stay there?' he said. *With more of the company's production shifting to the South, he said U.S. Steel would likely look to move its headquarters to the region as well.*[1]"

Contrary to Mr. Burritt's comments, the Ancora slate's strategy intends to use existing capital sources for significant capital investments.

- ✓ Commit to and lead a ~$6.5 billion capital investment program.
- ✓ Invest ~$1.5 billion to modernize the Mon Valley mill, ~$950 million to retrofit the blast furnaces at Gary Works and ~$300 million to reopen Granite City to produce 1 million tons of granulated iron per year.
- ✓ Invest ~$400 million to revitalize idled the Great Lakes facility, ~$100 million to increase production of slab at Fairfield and ~$3.2 billion to build a new, modernized EAF at Gary Works.
- ✓ These investments are expected to boost production, create value for stockholders and strengthen the Company's workforce.

Source: Ancora. [1]The Wall Street Journal article dated Sep. 4, 2024.



MAKE U.S. STEEL GREAT AGAIN

The Case for Replacing U.S. Steel's Leadership: Flawed Strategy

U.S. Steel Has Iconic and Advantaged Assets

U.S. Steel's NAFR assets represent iconic American businesses that were key participants in the development of the nation during the Industrial Revolution.

- U.S. Steel's Edgar Thomson Steel Works facility was first established by Andrew Carnegie in 1873 and later went on to become the first billion-dollar company.
- Subsequent investments in the Mon Valley led to the development of the Clairton and Irvin plants in the early 1900s.
- **The Mon Valley facilities have been operating for more than a century and are tremendous assets given their structural cost-advantaged nature.**



Mon Valley Edgar Thomson Plant (Braddock, PA)



Mon Valley Clairton Plant (Clairton, PA)

> "*To be clear, the Mon Valley* ***remains a structurally competitive steel-making asset*** *in our portfolio.*
>
> *It is our* ***lowest-cost steel-making facility*** *in our Flat-Rolled segment with* ***advantaged logistics and energy costs****.*"



Mr. Burritt, Q1 2019 Earnings Call


United States Steel
Mon Valley Works
IRVIN PLANT

Mon Valley Irvin Plant (West Mifflin, PA)

Source: Company filings.

Mon Valley Possesses Significant Strategic Benefits

The Mon Valley Works consists of:

1. **Clairton Plant**, which produces coke and coke by-products.
2. **Edgar Thomson Plant**, which produces hot iron in blast furnaces, which is then converted into steel at the Basic Oxygen Shop and turned into slabs at the continuous caster.
3. **Irvin Plant**, which produces coils from the slabs.
4. **Fairless Plant**, which includes a finishing mill, located outside of Philadelphia, PA.


U. S. Steel Facilities
Rivers
Municipalities
Allegheny River
Ohio River
CORPORATE HEADQUARTERS
Monongahela River
Rankin
North Braddock
Braddock
EDGAR THOMSON PLANT
RESEARCH & TECHNOLOGY CENTER
Duquesne
West Mifflin
McKeesport
IRVIN PLANT
Port Vue
Glassport
Liberty
Lincoln
Clairton
CLAIRTON PLANT
CLAIRTON CAP COMMUNITIES
Youghiogheny River

The Edgar Thomson Plant and Irvin Plant rely on the Clairton Plant for their metallurgical coke (which is used as a raw material in Edgar Thomson's blast furnaces) and coke oven gas, which is used throughout the facilities as a clean fuel.

How We Got Here: U.S. Steel's Flawed "Best of Both" Strategy

U.S. Steel, under Mr. Burritt's leadership, made a flawed decision to deprioritize U.S. Steel's NAFR assets and instead focus on a diversification strategy by acquiring the Big River steelmaking operation.

2017

- Announces Asset Revitalization Strategy to invest in and improve performance of the NAFR segment.
  - Jan. 2017
- Mr. Burritt is appointed CEO.
  - May 2017

2018

2019

- Announces more than $1 billion transformational investment in the Mon Valley.
  - May 2019
- Makes first investment in Big River for $700 million in equity – publicly introduces the "Best of Both" strategy for the first time.
  - Oct. 2019

2020

- Acquires remaining interest in Big River for $774 million in equity.
  - Dec. 2020

2021

- Cancels Mon Valley investment project to move equipment to Big River.
  - Apr. 2021
- Announces second Mini Mill facility (Big River 2).
  - Sep. 2021

This poor decision has resulted in significant peer underperformance, damaged union relationships and neglect of U.S. Steel's iconic NAFR assets.

Source: Company filings.

2017: U.S. Steel's "Asset Revitalization" Plan

When Mr. Burritt assumed the CEO role in May 2017, the Company was focused on revitalizing the NAFR assets.

- U.S. Steel's Asset Revitalization plan was initiated just before the start of Mr. Burritt's tenure as CEO of the Company in May 2017.
- The plan was focused on U.S. Steel's NAFR segment with the goal of improving safety, quality, delivery and cost, which the Company expected to increase profitability, productivity and operational consistency and reduce volatility.
- **This was a multi-year, multibillion-dollar plan with an emphasis on U.S. Steel's 13 most critical assets, which would revitalize the iconic NAFR steelworks.**

> *In the initial stages of our asset revitalization program, we have prioritized our **most critical assets** and we're seeing **substantial and sustainable performance Improvements**.*



Mr. Burritt, Q1 2018 Earnings Call



Flat-Rolled Segment asset revitalization program
Projected capital spending by production process
Iron Making
Steel Making
Hot Rolling
Finishing
Blast furnace
BOP, QBOP & slab caster
Hot strip mill
Cold mill & finishing unit
Converting raw materials to liquid iron
Converting liquid iron to liquid steel
Converting liquid steel to steel slabs
Converting slabs to hot rolled coils
Pickling
Cold rolling
Coating, Tin
~$300 million
~$300 million
~$500 million
~$400 million
Total Asset Revitalization program is $2.0 billion, comprised of $1.5 billion of capital and $0.5 billion of expense
United States Steel Corporation

2019: $1.2 Billion Mon Valley Investment

The Company's significant capital commitments to Mon Valley spotlight the underlying value of these assets.

- In May 2019, U.S. Steel announced a $1.2 billion investment to construct a new sustainable endless casting and rolling facility at its Edgar Thomson Plant in Braddock, PA, and a cogeneration facility at its Clairton Plant in Clairton, PA – both part of the company's Mon Valley Works.
- This investment was aimed at unlocking significant value from the Mon Valley by further strengthening its advantaged cost structure.


Our Mon Valley Works is a Logical Choice for Investment
Mon Valley Works Has An Advantaged Cost Structure
&
Edgar Thomson
Irvin
Structural cost advantages from highly efficient operations
Advantaged logistics and energy costs
Replacing the hot strip mill (HSM) unlocks significant value creation
Enhanced optionality within U. S. Steel footprint
Increased ability to serve new markets, including the growing and environmentally sustainable advanced high strength steel (AHSS) market
United States Steel Corporation
8

> *This is a **truly transformational** investment for U. S. Steel. We are combining our integrated steelmaking process with industry-leading endless casting and rolling to reinvest in steelmaking and **secure the future for a new generation of steelworkers in Western Pennsylvania and the Mon Valley**.*



Mr. Burritt, May 2, 2019

Source: Company filings. Company 8K filed May 2, 2019.

2019 & 2020: Big River Represented a Major Strategy Pivot

Just six months after the Company announced the $1.2 billion Mon Valley investment, the Company pivoted its strategy away from "Asset Revitalization" and toward Mini Mill.

- In October 2019, U.S. Steel purchased a 49.9% minority interest in Big River for approximately $700 million.
  - This represented the first step in leadership's strategy of "diversifying" U.S. Steel's business away from its legacy NAFR assets and toward new EAFs.
  - The Company also introduced the "Best of Both" strategy, which supposedly combined the best of the integrated model with the best of the Mini Mill model.
- In December 2020, U.S. Steel exercised its right to acquire the remaining equity of Big River for $774 million.
  - Doubling down on Big River confirmed current leadership's desire to further diversify the business away from the legacy NAFR assets.

BRS
BIG RIVER STEEL

"*As we said before, **the number one strategic priority was Big River** ... The endless caster is the next on the priority list.*

*And we certainly would love to be able to put that in Mon Valley Works that is **a low-cost operation that runs extraordinarily well**.*

*And with the upgrades we have in mind there, **<u>that could be the best facility in North America.</u>***"



Mr. Burritt, Dec. 8, 2020

April 2021: Cancellation of Mon Valley Investment

In April 2021, the Company disclosed it was canceling the Mon Valley investment announced two years prior – the endless casting and rolling facility was instead sent to Big River.

2019

"This investment is truly transformative. Again, here's the proof.

The Mon Valley is currently a low-cost mill in the steel industry, and we are now combining the best of both."[1]



Our Mon Valley Works is a Logical Choice for Investment
Mon Valley Works Has An Advantaged Cost Structure
Edgar Thomson
&
Irvin
Structural cost advantages from highly efficient operations
Advantaged logistics and energy costs
Replacing the hot strip mill (HSM) unlocks significant value creation
Enhanced optionality within U. S. Steel footprint
Increased ability to serve new markets, including the growing and environmentally sustainable advanced high strength steel (AHSS) market
United States Steel Corporation
8

Big River Acquisition
+
Strategy Pivot

2021

"Today, we're announcing one of those difficult decisions...we must set aside the Mon Valley endless casting and rolling and co-generation project.

This is not a decision we took lightly, but the events of the last year gave us the opportunity to re-evaluate our capital allocation priorities."[2]



Canceling the Mon Valley project
Reevaluating capital allocation through the following lenses:
Sustainability
Value creation
Lower capital / carbon intensity
Mon Valley Works remains a critical asset:
Low-cost steelmaking
Advantaged logistics and energy costs
Serves strategic end-markets
United States Steel Corporation

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings. Company 8K filed May 2, 2019. Company 8K filed Apr. 30, 2021. [1]Company earnings transcript, May 3, 2019. [2]Company earnings transcript, April 30, 2021.

September 2021: Doubling Down on Mini Mill With Big River 2

Less than five months after canceling the Mon Valley investment in favor of more investments in Big River, Mr. Burritt and the Board went all in on shifting U.S. Steel's business to the Mini Mill segment.

- On Sep. 16, 2021, the Company announced it was expanding its Mini Mill segment by building a new Mini Mill facility, which came to be known as Big River 2.
- The project was anticipated to cost ~$3 billion in CapEx with run-rate EBITDA production starting in 2026.
- Mr. Burritt announced Big River 2 would contribute 3 million tons of capacity but would not add to overall production volumes – thus removing 3 million tons of capacity from the NAFR segment.


Advancing towards our Best for All future
Expanding our mini mill steelmaking advantage
~$3B
Capital Spending
~3M
Tons of Raw Steel Capability
~$650M
Run-rate EBITDA by '26
BR2
MINI MILL STEELMAKING
Comprehensive suite of finishing assets
AHSS galvanizing / hot-roll galvanizing / painting / slitting
Expanding our sustainable steel offering[1]
Reducing our carbon intensity further
Groundbreaking held in February 2022
Purchased longer lead-time equipment in 2021
United States Steel Corporation
Note: BR2, formerly referred to as Mini Mill #2.
[1] Our mini mill steelmaking is capable of producing steel with up to 75% less CO2 emissions compared to the traditional, integrated steelmaking process.
13

U.S. Steel invested in Big River and Big River 2 at the direct expense of the union employees and communities that would have benefited from investment in the legacy NAFR assets.

Source: Company filings. Company 8K filed Jul. 28, 2022.

Mr. Burritt's Strategy Pivot Has Led to Underinvestment in NAFR Assets

Since the acquisition of Big River, U.S. Steel has deprioritized its NAFR assets, which have structural advantages that could make them the lowest cost, highest margin and most productive facilities in North America.

- Depreciation expense has outpaced CapEx in U.S. Steel's NAFR segment four out of the last five years.

NAFR: CapEx vs. Depreciation


1,000
900
800
700
600
500
400
300
200
100
-
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
10.2%
123.4%
106.8%
-2.4%
-14.1%
0.8%
-11.4%
-7.5%
2017
2018
2019
2020
2021
2022
2023
2024
Depreciation
CapEx
Delta

This reinforces our belief that Mr. Burritt's choice to invest in the Big River facility in late 2019 has diverted capital away from the Company's most cost-advantaged facilities in its NAFR segment.

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings.

Mr. Burritt's Strategy Pivot Has Prioritized Mini Mill Assets

Since the acquisition of Big River, U.S. Steel has prioritized its capital commitments toward the Mini Mill assets – at the expense of its higher margin NAFR assets.

- Over the last four years, U.S. Steel has spent $6.5 billion on the Mini Mill assets, including ~$1.5 billion to acquire Big River and ~$5 billion in CapEx.
- The $6.5 billion spent on Big River is +90% more than the capital deployed into the NAFR segment.

Total Capital Investment



$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
($ in millions)
2019
2020
2021
2022
2023
2024
NAFR
Mini Mill



34.2%
65.8%
NAFR
Mini Mill

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings.
Note: Mini Mill capital investment figures include acquisition equity plus CapEx.

Mr. Burritt's Strategy Pivot Has Resulted in Lower Shipments from NAFR

- Since making the strategy pivot in late 2019, U.S. Steel's NAFR shipments have declined ~27% from 2019 levels.
- The decline in shipments highlights the destruction of the NAFR segment under Mr. Burritt's leadership since the acquisition of the Big River facility.

NAFR Shipments



12,000
10,000
8,000
6,000
4,000
2,000
-
9,887
10,510
10,700
8,711
9,018
8,373
8,706
7,845
2017
2018
2019
2020
2021
2022
2023
2024

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings.



MAKE U.S. STEEL GREAT AGAIN

The Case for Replacing U.S. Steel's Leadership: Financial Underperformance

U.S. Steel's Shares Have Consistently Trailed Peers

Before leadership agreed to sell the Company to Nippon, U.S. Steel was significantly underperforming peers under the direction of Mr. Burritt.


U.S. Steel TSR Over Mr. Burritt's Tenure vs. Peers
425%
325%
225%
125%
25%
-75%
5/10/2017
11/10/2017
5/10/2018
11/10/2018
5/10/2019
11/10/2019
5/10/2020
11/10/2020
5/10/2021
11/10/2021
5/10/2022
11/10/2022
5/10/2023
Reliance
CMC
SDI
NUCOR
CLIFFS
USS
US Steel
Commercial Metals Company
Cleveland-Cliffs
Reliance
Steel Dynamics
Nucor

If Mr. Burritt has to operate a standalone U.S. Steel after the Nippon deal collapses, stockholders can expect shares to once again trade at such depressed valuations.

MAKE U.S. STEEL GREAT AGAIN

Source: Bloomberg. TSR as of market close Aug. 11, 2023, the last trading day prior to the Company's disclosure of initiating a strategic alternatives process. Mr. Burritt's election by the Board to assume the CEO role was announced May 10, 2017. Peers include Commercial Metals Company, Cleveland-Cliffs Inc., Reliance, Inc., Steel Dynamics, Inc. and Nucor Corporation.

Under the Current Leadership, U.S. Steel's Facilities Are Underproducing

The Company's plants are producing less steel than their capacity as a result of underinvestment and poor execution.

Steel Shipments by Segment



-25% NAFR Decrease
12,000
10,000
8,000
6,000
4,000
2,000
0
2018
2019
2020
2021
2022
2023
2024
NAFR
Mini Mill

Total Steel Shipments



-10% Decrease
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2018
2019
2020
2021
2022
2023
2024

NAFR Production as Percentage of NAFR's Total Capability

2018		2024
70%	→	**63%**

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings.

Under Current Leadership, Financial Performance Has Deteriorated



Indexed CapEx Growth
X
Peer Median
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
FY 2017
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022
FY 2023
FY 2024



Indexed Revenue Growth
X
Peer Median
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
FY 2017
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022
FY 2023
FY 2024

Since 2017, U.S. Steel's CapEx has grown 3.5x versus 2.1x for its peer median. On an absolute level, the Company's CapEx in 2024 was $1.8 billion more than the median of its peers.

Despite these investments, U.S. Steel's revenue has grown slower than the median of its peers. From 2017-2024, the Company's cumulative revenue growth was 60pp lower than peers.

MAKE U.S. STEEL GREAT AGAIN

Source: Bloomberg. Data is from FY 2017 through FY 2024. Peers include Commercial Metals Company, Cleveland-Cliffs Inc., Reliance, Inc., Steel Dynamics, Inc. and Nucor Corporation.

Under Current Leadership, Financial Performance Has Deteriorated (cont.)



Adj. EBITDA Margin
X
Peer Median
30%
25%
20%
15%
10%
5%
0%
-5%
FY 2017
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022
FY 2023
FY 2024



Indexed Free Cash Flow
X
Peer Median
1000%
800%
600%
400%
200%
0%
-200%
-400%
-600%
FY 2017
FY 2018
FY 2019
FY 2020
FY 2021
FY 2022
FY 2023
FY 2024

Increased CapEx has failed to close the EBITDA margin gap to peers. In 2024, after ~$11 billion of investment, U.S. Steel's Adj. EBITDA margin was 3pp lower than peers – a wider gap than in 2017 (2.7pp).

U.S. Steel's Free Cash Flow turned negative in 2023 and worsened in 2024. CapEx that doesn't ultimately flow through to Free Cash Flow is of little value to stockholders.

MAKE U.S. STEEL GREAT AGAIN

Source: Bloomberg. Data is from FY 2017 through FY 2024. Peers include Commercial Metals Company, Cleveland-Cliffs Inc., Reliance, Inc., Steel Dynamics, Inc. and Nucor Corporation.

Strategy Pivot Has Resulted in Significant Cost Overruns

Current management has failed to properly forecast CapEx, resulting in significant cost overruns in the hundreds of millions.

- Mr. Burritt has blown through his original budget for the Big River 2 facility.
  - In Q2 2022 U.S. Steel announced it would require ~$3.0 billion of capital spending to build Big River 2.
  - In Q3 2024 U.S. Steel disclosed that Big River 2 would now cost $3.6 billion of capital spending.
  - **Mr. Burritt has missed his budget for Big River 2 by 20%.**



HIGHER CAPITAL REQUIRED TO FINISH STRATEGIC PROJECTS BY 2024
2024 Capital Expenditure Evolution
How did we get here?
~$1.9B
~$0.2B
~$0.2B
~$2.3B
Primarily related to labor cost increases (i.e. higher contractor headcount, night shifts) due to electrical equipment delivery delays
Pull forward of 2025 Big River Steel Works capex, including the 165 kton paint line at BRS
Previous Budget
BR2
2025 Growth Capex Pull Forward
Latest Budget
2024 capex is now ~$2.3B; BR2 capex now $3.6 billion
United States Steel Corporation
19

Management Has Continually Missed its Own Projections by Wide Margins



Revenue ($ in billions)
$18.0
$17.0
$16.0
$15.0
$14.0
-11.6%
$17.7
$15.6
X Dec. 2023 Proxy Forecast
2024 Actual



Adjusted EBITDA ($ in billions)
$2.5
$2.0
$1.5
$1.0
$0.5
-51.2%
$2.4
$1.2
X Dec. 2023 Proxy Forecast
2024 Actual



EBITDA Margin (%)
15.0%
10.0%
5.0%
-6.0%
13.4%
7.4%
X Dec. 2023 Proxy Forecast
2024 Actual



CapEx ($ in billions)
$2.5
$2.0
$1.5
$1.0
+52.2%
$1.5
$2.3
X Dec. 2023 Proxy Forecast
2024 Actual

Source: Company Merger Proxy Statement filed Mar. 12, 2024; Company 10-K filed Jan. 31, 2025.

Conclusion: Stockholders Cannot Wait Until Next Year's Meeting

- Mr. Burritt has mismanaged the Company's assets resulting in overinvestment in the Mini Mill segment at the expense of the valuable NAFR assets.
- The Company failed to create any value during Mr. Burritt's tenure as CEO before the transaction was announced.
- The Company has significantly lagged peers across virtually every relevant performance metric, including TSR.
- Stockholders cannot rely on management's projections, as evidenced by $600 million of cost overruns on Big River 2 and overshooting forecasted 2024 CapEx by over 52%.

Stockholders Cannot Afford to Wait and See at the Risk of Another Year of Mismanagement.

Change is Needed Now.



MAKE U.S. STEEL GREAT AGAIN

The Case for Replacing U.S. Steel's Leadership: Governance Failures

The Board Failed to Plan for National Security Regulatory Risk

- The Board knew that the sale of U.S. Steel to Nippon faced steep opposition from Vice President Vance, Secretary of State Rubio and a bipartisan contingent of high-profile lawmakers over national security concerns.
- During the Board's strategic review, then-Senator Vance sent a letter to Mr. Burritt and Board Chair Sutherland to "insist that [they] reject any bids to acquire U.S. Steel or its assets from a foreign entity."
- Chair Sutherland and the Board **ignored national security concerns and pursued a risky sale to Nippon** – despite the Nippon offer being just $1 per share higher than a competing domestic bid, and the termination fee being about a third of the competing bid's fee.

AP

Harris says she opposes U.S. Steel's sale to a Japanese firm during campaign event

Sep. 2, 2024

FOX BUSINESS

Senator JD Vance calls on US Steel to refuse buyout bids from foreign entities

"I ask that you consider the effects of any decision to America's industrial base and national security and **insist that you reject any bids to acquire U.S. Steel or its assets from a foreign entity**," Vance wrote.

Aug. 17, 2023

REUTERS

Three Republican senators oppose Nippon-U.S. Steel deal over national security

Dec. 19, 2023

Source: Associated Press article dated Sep. 2, 2024. Fox Business article dated Aug. 17, 2023. Reuters article dated Dec. 19, 2023.

Mr. Burritt Failed to Plan for National Security Regulatory Risk

Mr. Burritt demonstrated a false sense of confidence with stockholders, apparently believing there was minimal risk of the Nippon sale being opposed on national security grounds.

Analyst BNP PARIBAS EXANE

> ***"So, could you share a little bit, so how you view this deal from [a completion risk] perspective? And I'm not talking about antitrust, but more the political climate in the US that could maybe be a bit hostile to foreign ownership even from a long-time allied countries and notably in sector with national security aspect?"***

> ***"I think the bottom line on all this is that the combination is good for the United States and it creates more competitive market here with one of United States' greatest allies. [...] This is going to increase competition here in the United States with a great ally to the United States. It's a great fit and we do not see that as a high-level risk, in fact, we'd say low level of risk."***

Mr. Burritt

THE EFFECT OF IMPORTS OF STEEL ON THE NATIONAL SECURITY

AN INVESTIGATION CONDUCTED UNDER SECTION 232 OF THE TRADE EXPANSION ACT OF 1962, AS AMENDED

DEPARTMENT OF COMMERCE · UNITED STATES OF AMERICA

U.S. Department of Commerce
Bureau of Industry and Security
Office of Technology Evaluation

January 11, 2018

REUTERS

Exclusive: US warned Nippon its U.S. Steel bid poses a national security risk

Mr. Burritt should have known how important steel is to U.S. national security.

Source: U.S. Steel conference call, Dec. 18, 2023. Investigation from the U.S. Department of Commerce dated Jan. 11, 2018. Reuters article dated Sep. 5, 2024.

U.S. Steel Failed to Negotiate Effectively Given the Known Risks

The Board apparently overestimated the probability of successfully navigating a national security review and underestimated the probability that it would need to collect a reverse termination fee – this represents a catastrophic error in judgment.

Nippon Steel Deal

- $**55**/share
- $**565** million termination fee

Domestic Bidder

- $**54**/share
- $**1.5** billion termination fee

Board Duty	U.S. Steel Board Action	Result
Retain merger agreements with reverse termination fees that offer value certainty to stockholders in the event of regulatory rejection	X Opted for a termination fee **worth about a third of the next highest bidder's fee**	FAIL
Assess the most valuable bids during strategic alternatives process, free of bias	X The best risk-adjusted bid was **passed over** due to the Board's **personal grudges** against the bidder	FAIL
Following a deal block, collect the termination fee when it is in stockholders' best interests	X No fee collection has taken place, to the detriment of stockholders	FAIL

In our view, U.S. Steel Board did not choose the best risk-adjusted deal, thus failing in its fiduciary obligation to protect stockholder interests by evaluating and mitigating risk.

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings.

The Board Has Failed to Rein in Mr. Burritt's Inappropriate Behavior

Regardless of political leanings, this is not how standard public company executives act – and the Board should have put an end to this kind of disqualifying behavior.

> "*__President Biden's__ action today is __shameful and corrupt__.*"

> "*He gave a political payback to a __union boss__ out of touch with his members while harming our company's future, our workers, and our national security.*"

> "*The __Chinese Communist Party leaders__ in Beijing are __dancing in the streets__.*"

> "*We intend to fight __President Biden's political corruption__.*"

The Board has allowed a conflicted, underperforming CEO to hinder U.S. Steel's credibility and undermine the Company's future.

Source: Statement from Mr. Burritt, dated Jan. 3, 2025.

Leadership's Contingency Plan for the Deal Termination is Plant Closures

Mr. Burritt and the Board's contingency plan for the dead deal includes cutting thousands of jobs and shutting down valuable mills, which will imperil the Company's mines.

> *CEO David Burritt said the nearly $3 billion that Japan-based Nippon Steel has pledged to* ***invest in the Pittsburgh company's older mills is critical to keeping them competitive and maintaining workers' jobs.***
>
> ***'We wouldn't do that if the deal falls through,' Burritt said in an interview. 'I don't have the money.'***
>
> *[…]*
>
> *The U.S. Steel CEO said the expanded Arkansas mill would allow the company to close Mon Valley, the company's last steelmaking operation in Pittsburgh.*
>
> ***'If that mill won't make it to the next decade, why would we stay there?' he said.*** *With more of the company's production shifting to the South, he said U.S. Steel would likely look to move its headquarters to the region as well.*



CEO David Burritt

The Washington Post

Union opposition to U.S. Steel sale reflects years of bad relations

Mistrust between the United Steelworkers union chief and the CEO of U.S. Steel has overshadowed the troubled deal with Nippon Steel.

Sep. 21, 2024

FOX BUSINESS

US Steel CEO says company likely to close steel mills if proposed $14B sale to Nippon Steel falls through

Sep. 4, 2024

Source: The Wall Street Journal article dated Sep. 4, 2024. The Washington Post article dated Sep. 21, 2024. Fox Business article dated Sep. 4, 2024.

The Board and Mr. Burritt Have Not Disclosed the Cost of Their Contingency Plan

We estimate closing facilities could cost stockholders more than $3.5 billion.



$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,180
$460
$1,075
$500
$350
$3,565
Severance
Contract Breaks
Remediation and Environmental
Litigation
Other
Total

Mr. Burritt's cavalier description of his contingency plan is in stark contrast to the reality of this decision.
The Board has endorsed this plan.

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora.

Leadership Has a Long History of Breaking Promises to its Union Workers

Years of broken promises related to Mr. Burritt's strategy shift away from U.S. Steel's NAFR assets have irreparably damaged the Company's relationship with the USW.

- ✕ Two years after committing to investing $1.2 billion in the Mon Valley facilities, U.S. Steel announced it was abandoning the project and closing three additional coke batteries in Clairton, PA.
- ✕ Mr. Burritt's threats to close union mills and lay off workers came after he and the Board had long promoted the facilities as "world class." The fact is that the union facilities are viable and sustainable in our view.
- ✕ In the days leading up to the announcement of the proposed sale to Nippon, U.S. Steel indefinitely idled its blast furnace in Granite City, IL, and permanently shut down its USS-POSCO Industries ("UPI") finishing mill in Pittsburg, CA.
- ✕ U.S. Steel continued to pour money into expanding its non-union facility in AR while Mr. Burritt falsely told USW members, retirees, families and communities that the Company couldn't afford to invest in the future for any of its union facilities.
- ✕ Instead of investing in union operations, U.S. Steel purchased Big River, a non-union company.
- ✕ Since the U.S. Steel-Nippon deal was announced in December 2023, the Company has spent $120 million on "strategic alternatives review process costs" – money that could have otherwise been invested back into the plants.

MAKE U.S. STEEL GREAT AGAIN

Source: The USW letter dated October 2, 2024. The USW "Keep U.S. Steel U.S. Owned" website.

Mr. Burritt Is Responsible for the Company's Damaged Labor Relations

The View of the USW

> "*U.S. Steel under CEO David Burritt has a long track record of failing to live up to its commitments to invest in the future of our plants.*"

> "*At a time when the U.S. steel industry needs visionary, future-focused leadership, Burritt's callous threats have earned him the title of a 'Blackmailing CEO.'*"

> "*Burritt is only looking out for himself, certainly not for the future of U.S. Steel or the workers.*"

UNITED STEELWORKERS
USW

U.S. STEEL'S SAD HISTORY OF BROKEN PROMISES

October 2, 2024

UNITED STEELWORKERS
USW

U.S. STEEL'S BLACKMAILING CEO

If the deal doesn't go through, Burritt threatened to double down on his strategy of union-busting and disinvestment, no matter what the cost to steelworkers and their families.

Source: The USW letter dated October 2, 2024. The USW "Keep U.S. Steel U.S. Owned" website.

Mr. Burritt's Strategy Pivot Disenfranchised Union Workers

Throughout his tenure, Mr. Burritt has demonstrated a disregard for union plants and workers.

U.S. Steel's Shrinking Employee Headcount (North America)


30,000
25,000
20,000
15,000
10,000
5,000
0
26,000
23,000
21,000
18,000
17,200
17,000
17,000
13,975
15,590
14,487
13,995
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023


Bloomberg

U.S. Steel to Eliminate 1,545 Michigan Jobs


THE AMERICAN PROSPECT
IDEAS, POLITICS & POWER

How to Respond to a Blackmailing CEO

U.S. Steel's David Burritt threatens to flatten Pittsburgh. Where's the (Democratic) indignation?


The Washington Post

Union opposition to U.S. Steel sale reflects years of bad relations

Source: Company filings. ~80% of North American employees are represented under collective bargaining agreements. Employee headcount not disclosed in 2024 10-K.
Bloomberg article dated Dec. 19, 2019. The American Prospect article dated Sep. 16, 2024. The Washington Post article dated Sep. 21, 2024.

The Company’s Blatant Disregard for Union Workers Is Apparent

Mr. Burritt and the Board attempted to sell U.S. Steel to Nippon without ensuring the Company’s unionized workers would be taken care of.

- Mr. Burritt did not tell the USW that a deal with Nippon was reached prior to publicly announcing the merger.
- Nippon said it will allow capacity to be monitored but failed to commit to maintaining production for the long term or strengthening domestic capacity in integrated facilities.
- The USW has contracts with Nippon at Standard Steel in PA – and the relationship includes a backlog of grievances and National Labor Relations Board charges.
- Four years ago, at another steel plant in Calvert, AL, where Nippon is a 50% joint venture partner, the steelmaker thwarted its workers’ organizing efforts by refusing to honor the organizing neutrality agreement and hiring anti-union lawyers to bust the union.
- Nippon’s promises to not lay off employees or shut plants run only through September 1, 2026, when the USW’s Basic Labor Agreement with U.S. Steel expires.
- **Nippon has built the right to abandon its promises into every so-called commitment, including if its executives in Japan change U.S. Steel’s business plans.**

The Washington Post

Nippon Steel’s doomed effort to court union detailed in emails, letters

Analyst BANK OF AMERICA

“[H]as there been any conversations with the [USW], and is there any implicit or explicit support from that?”

“[...] I reached out this morning to the Head of the Union, Dave McCall. I'm awaiting a call back, but I understand that at multiple levels throughout the organization, we've made those connections.”

Mr. Burritt USS

Source: The USW letter dated Jan. 2, 2025. The USW “Keep U.S. Steel U.S. Owned” website. The Washington Post article dated Sep. 11, 2024. U.S. Steel merger conference call dated Dec. 18, 2023.

The Board Does Not Appear to Have a CEO Succession Plan

Succession Planning is One of the Board's Top Responsibilities

"*... governance highlights include ... **regular review** of Chief Executive Officer ("CEO") and senior management succession planning...*[1]"

"*... Board **actively monitors** succession planning ...*"

"*... Board **regularly reviews** senior management succession ...*"

"*The Board and management have a **robust, well-developed succession planning process** ... Our Board discusses succession planning **at least annually**.*"

"*Our Corporate Governance Principles **require all executive officers to retire at age 65**. The Compensation Committee may, in its discretion, waive that requirement, and did **waive it for Mr. Burritt**.*"

The Need to Plan for a New CEO Was Clear

- On average, **62%** of mergers terminated each year from 2014 to 2023 led to a CEO change.[2]
- In 2023, **75%** of terminated mergers resulted in CEO change.[3]
- U.S. Steel's Corporate Governance Principles require executive officers to retire at age **65**. Mr. Burritt will turn **70** this year.

The U.S. Steel Board's failure to deliver on a core responsibility – succession planning – is now jeopardizing stockholder value.

MAKE U.S. STEEL GREAT AGAIN

Source: [1]U.S. Steel definitive proxy statement, Mar. 21, 2025. [2]Bloomberg. [3]Bloomberg.

The Board Has Authorized a Flawed Compensation Plan for Management

By changing the mix of incentive-based compensation to promote closing the merger, the Board enabled management to divert its focus from the Company's operations and decoupled executive's incentives from stockholders' long-term interests.

2023 Compensation


Time-Based Compensation
At Risk Compensation
33.33%
66.66%

2024 Compensation


Time-Based Compensation
At Risk Compensation
33.33%
66.66%

- Since the transaction announcement, **management's compensation priorities have flipped** – 70% of executives' long-term incentive compensation is now time-based.
  - Prior to 2024, it was relatively evenly split between time-based, TSR-based and ROCE-based compensation.
- Although the Board says this change was to avoid potential volatility in the Company's stock price associated with the merger and to retain management leading up to the deal closing, it ignored the opportunity to motivate management to improve U.S. Steel's operations.
  - **This is emblematic to us of the Board's refusal or inability to develop a contingency plan if the Nippon merger is not completed.**
- The Board's decision to accelerate vesting to December 2023 is out of step with stockholders' interests and its goal of retaining management. This also demonstrates to us that when the Board is faced with a conflict between management's interests and stockholders', the Board sides with management.
- The Board could have selected a different performance metric, instead of TSR, so that management would still be motivated to improve the business. It could have tied compensation to steel production, profitability, safety, profit per ton, etc.
  - Instead, the Board simply gave management the cash on a vesting schedule – regardless of merit.

Source: Company filings.

MAKE U.S. STEEL GREAT AGAIN



Our Solution: A CEO and Fit-for-Purpose Slate That Can Make U.S. Steel Great Again

We Have Assembled a Fit-for-Purpose Slate That Can Make U.S. Steel Great Again



Alan Kestenbaum

- **Metals and Mining:** Has served as founder/CEO of Bedrock Industries Group LLC, a holding company in the metals, mining and natural resources sectors, since 2016.
- **Turnarounds and Restructurings:** Served as CEO and Executive Chairman of Stelco Holdings Inc. (formerly TSX: STLC) from 2017 to 2024, generating TSR of nearly 500%.
- **Manufacturing:** Served as founder and CEO of Globe Specialty Metals, Inc. (n/k/a Ferroglobe PLC) (NASDAQ: GSM) in 2015. Prior to that, Founder and CEO of Marco International Corp from 1985 to 2008.



Jamie Boychuk

- **Operations:** Served as Executive Vice President of Operations at CSX Corp. (NASDAQ: CSX) from 2019 to 2023.
- **Logistics:** Held operations leadership roles at CSX Corp., including Senior Vice President of Network Operations and Mechanical, Engineering, Intermodal, from 2017 to 2019.
- **Supply Chain Management:** General Manager and General Superintendent at Canadian National Railway Company (TSX: CNR, NYSE: CNI) from 1997 to 2017.



Fredrick D. DiSanto

- **Capital Allocation:** Has served on the Capital Allocation Committee on the Board of Directors of The Eastern Company (NASDAQ: EML), since 2016.
- **Corporate Finance:** Has served as Chairman and Chief Executive Officer at Ancora, the parent company of Ancora Alternatives, a U.S. Steel stockholder, since 2006.
- **Manufacturing:** Has served on the Boards of Directors of Ampco-Pittsburgh Corporation (NYSE: AP) since 2023, as well as The Eastern Company and Regional Brands (OTC: RGBD), since 2016.



Robert P. Fisher, Jr.

- **Dealmaking:** President and CEO of George F. Fisher, Inc., a private investment company, since 2002.
- **Metals and Mining:** Served on the Board of Directors of Cleveland-Cliffs Inc. (NYSE: CLF) from 2014 to 2024.
- **Corporate Finance:** Former head of Canadian Corporate Finance and Investment Banking units at Goldman Sachs Group, Inc. (NYSE: GS), where he worked from 1982 to 2001.

We Have Assembled a Fit-for-Purpose Slate That Can Make U.S. Steel Great Again (Cont.)



Dr. James K. Hayes

- **Executive Experience:** Has served as Member of the Board of Directors of Marine Electric Systems, Inc., a manufacturer of monitoring/control systems, since 2019.
- **Manufacturing:** Served as Vice President of Westinghouse Air Brake Technologies Corp. (NYSE: WAB) from 2015 to 2019, senior executive of Eaton Corporation PLC (NYSE: ETN) from 2006 to 2009 as well as at Tyco Fire & Security, LLC (n/k/a Johnson Controls International PLC) (NYSE: JCI) from 2003 to 2006.



Roger K. Newport

- **Steel:** Served as CEO of AK Steel Holding Corporation (formerly NYSE: AKS), from 2016 to 2020.
- **Operations:** Has served on the Operations Committee on Board of Directors of Alliant Energy Corporation (NASDAQ: LNT) since 2018.
- **Finance and M&A:** Held various roles of increasing responsibility at AK Steel Holding Corporation, from 1985 to 2015.



Shelley Y. Simms

- **Regulatory and Compliance:** Served as General Counsel and Chief Compliance Officer of Xponance, Inc., as well as Chief Compliance Officer of Xponance Alts Solutions, LLC from 2004 to 2025.
- **Legal:** Independent legal consultant to PA-based Aramark (NYSE: ARMK) from 2002 to 2004, Assistant Deputy General Counsel of PA-based Comcast Corporation (NASDAQ: CMCSA) from 1998 to 2001 and an Associate at Ballard Spahr Andrews & Ingersoll, LLP from 1996 to 1998.



Peter T. Thomas

- **Manufacturing:** Has served as member of the Board of Directors of Berry Global Group Inc. (NYSE: BERY), since 2023. Served in various roles at Witco Corporation (formerly NYSE: WIT) from 1991 to 1998, Inland Leidy Inc. from 1988 to 1999 and GAF Materials Corporation from 1982 to 1988.
- **Executive Experience:** Served as President and CEO of Ferro Corporation (NYSE: FOE), increasing TSR by 730.56% from 2012 to 2022.



David J. Urban

- **Public Policy:** Has served as Managing Director of BGR Group since 2022, Senior Political Contributor for CNN since 2018 and served as Chief of Staff/advisor to PA Sen. Arlen Specter from 1997 to 2002.
- **Legal:** Has served as Of Counsel of Torridon Law PLLC since June 2024.
- **Finance:** Has served as Member of the Board of Directors of Virtu Financial, Inc. (NASDAQ: VIRT) since 2019 and member of Global Advisory Council at Coinbase Global, Inc. (NASDAQ: COIN) since 2023.

Alan Kestenbaum Is the Right Leader for U.S. Steel



STELCO

BEDROCK Industries

GLOBE SPECIALTY METALS

Ferroglobe

Proposed CEO Mr. Kestenbaum has a proven ability to spearhead turnarounds at major public companies in the metals and mining industry.

- ✓ Has proven turnaround experience as CEO of Canadian steelmaker Stelco, which was sold to a U.S. steelmaker in 2024 in a deal that delivered returns of nearly 500% to shareholders.
- ✓ Developed and executed Stelco's strategy, including leading major CapEx projects, resulting in Stelco outperforming U.S. Steel during his CEO tenure despite facing tariff headwinds.
- ✓ In 2015, created Ferroglobe PLC and grew company to five mines and 27 smelters across North America, South America, Europe, Asia and Africa. Created joint ventures with major companies including Dow Corning (n/k/a DuPont).
- ✓ Founded Globe Specialty Metals, a producer of ferro-alloys and silicon metal, which he took public in 2009.
- ✓ Has four decades of experience in the metals and mining sector across both U.S. and Canadian markets, including as an executive and public company board member.
- ✓ Plans to continue investing his own capital in the Company.

Mr. Kestenbaum's decades of experience in the metals and mining sector, combined with his turnaround, labor relations, logistics, capital allocation, public board and executive experience effectively position him to lead a standalone U.S. Steel.

Source: FactSet. Based on IPO price of C$17.00 per share.

Mr. Kestenbaum Has Stronger CEO Credentials and a Superior Strategy



David Burritt

- ✗ Delivered poor operational performance; lacks the skills and plan to operate a standalone U.S. Steel.
- ✗ Combative relationship with the USW; has threatened to shut down operations that would result in massive job losses.
- ✗ Has verbally attacked government agencies and officials, including the former President of the U.S.
- ✗ Clinging to a dead deal because he stands to make more than $70 million.



Alan Kestenbaum

- ✓ Successfully led a turnaround of Stelco (fully integrated mill acquired from U.S. Steel out of bankruptcy in 2017) that benefited all stakeholders and delivered ~500% returns for shareholders.
- ✓ Backed by USW leader; has a track record of increasing employment and reinvigorating workforces.[1]
- ✓ Has already invested in the Company and intends to continue investing his own capital in U.S. Steel, eventually acquiring a major position.
- ✓ Developed a credible plan, based on prior operating success at Stelco, to turn U.S. Steel into an industry leader.

MAKE U.S. STEEL GREAT AGAIN

Source: [1]Bloomberg article dated Feb. 25, 2025.

Our CEO Candidate Has the Investment & Steel Industries' Respect



"*We know Alan Kestenbaum, he's done some good work... **I think he's a much better choice than Burritt and Nippon**.*[1]"

- Dave McCall, President of the USW – Feb. 25, 2025

"*I'm not concerned at all, for a second, about what he's going to do. He's a **very shrewd business guy**, and he's a contrarian.*[2]"

- Prem Watsa, founder of Fairfax Financial – Sep. 25, 2019

"*Kestenbaum and his partners purchased [Stelco] out of CCAA in June 2017… took it public a few months later and have churned out a profit in all but two quarters since then. He's invested millions to upgrade Stelco's facilities, boosted steel production and weathered the era of punitive U.S. tariffs without lasting damage. Labour relations, which have long been fraught, **are the best they've been in years**.*[2]"

- The Globe and Mail – Sep. 25, 2019

"*Kestenbaum, currently the CEO of private equity firm Bedrock Industries Group, is known as **a turnaround artist**… the Brooklyn-born native is **highly regarded in the steel industry**.*[3]"

- Bloomberg – Jan. 27, 2025

"*Alan goes **out of his way** to see what the workers think.*[4]"

- Leo Gerard, former President of the USW – May 8, 2018

"*[Kestenbaum has] the '**magic**.' He always gets an **extraordinary deal** for the assets he buys. He's got a **very sharp acuity** on how to structure a deal to get a really good value.*[5]"

- Joseph Ragan, current CFO of Domtar and former CFO of Globe Specialty Metals – Dec. 5, 2017

Source: [1]Bloomberg article dated Feb. 25, 2025. [2]The Globe and Mail article dated Sep. 25, 2019. [3]Bloomberg article dated Jan. 27, 2025. [4]Bloomberg article dated May 8, 2018. [5]Bloomberg article dated Dec. 5, 2017.

Our Slate Has the Right Experience to Turn Around U.S. Steel

	Kestenbaum	Boychuk	DiSanto	Fisher	Hayes	Newport	Simms	Thomas	Urban
C-Suite Executive Experience	✓	✓	✓	✓	✓	✓	✓	✓	
Board Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mining & Metals	✓		✓	✓		✓			
Capital Allocation	✓	✓	✓			✓		✓	
Finance/Accounting and Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government Affairs		✓			✓	✓	✓		✓
Labor & Stakeholder Relations	✓	✓				✓			✓
International Business	✓	✓	✓	✓	✓			✓	
Manufacturing	✓		✓	✓	✓	✓		✓	
M&A	✓	✓	✓	✓	✓	✓	✓	✓	

MAKE U.S. STEEL GREAT AGAIN

Source: Publicly available materials.

Jamie Boychuk



Mr. Boychuk is an experienced public company executive with a relevant background in logistics, operations and supply chain management as well as valuable perspectives from his tenure at a major customer of U.S. Steel (Canadian National Railway Company).

- Most recently served as Executive Vice President of Operations at CSX Corp. (NASDAQ: CSX) from October 2019 to August 2023, leading to best-in-class operating efficiency.
- Held various operations leadership roles at CSX, including Senior Vice President of Network Operations and Mechanical, Engineering, Intermodal from April 2017 to August 2023.
- Previously served in various leadership roles, including General Manager and General Superintendent, at Canadian National Railway Company (TSX: CNR, NYSE: CNI) from September 1997 to March 2017.
- Received business and leadership certificates from the University of Notre Dame and Northwestern University's Kellogg School of Management.

Fredrick D. DiSanto



Mr. DiSanto is a stockholder of the Company and experienced public company director with expertise in capital allocation, corporate finance and the debt and equity markets.

ANCORA

THE EASTERN COMPANY

Ampco-Pittsburgh Moving forward.

- Has served as Chairman and Chief Executive Officer at Ancora, the parent company of Ancora Alternatives (a U.S. Steel stockholder) since 2006.
- Previously served as the Chief Executive Officer of Regional Brands Inc. (OTC: RGBD), a publicly traded holding company, from November 2016 to March 2021.
- Has served on the Boards of Directors of Ampco-Pittsburgh Corporation (NYSE: AP), a specialty metal products and customized equipment company, since 2023; The Eastern Company (NASDAQ: EML), a company that manages industrial businesses, since 2016; and Regional Brands (OTC: RGBD), since 2016.
- Holds a B.S. in Management Science from Case Western Reserve University and an M.B.A. from the Weatherhead School of Management at Case Western Reserve University.

Robert P. Fisher, Jr.



Goldman Sachs

CLIFFS

CML HealthCare

Mr. Fisher is a seasoned investment manager, investment banker and public company director with significant experience in dealmaking and the metals and mining sector.

- Currently serves as President and CEO of George F. Fisher, Inc., a private investment company that manages a portfolio of public and private investments, since January 2002.
- Previously served in various leadership positions at Goldman Sachs Group, Inc. (NYSE: GS) from 1982 to 2001, including as Managing Director and head of the Investment Banking Mining Group and earlier, as head of the Canadian Corporate Finance and Investment Banking units.
- Served on the Board of Directors of Cleveland-Cliffs Inc. (NYSE: CLF) from July 2014 to May 2024, where he was Chair of the Compensation Committee from 2014 to 2018. Also served on the Board of Directors of CML Healthcare, Inc. (formerly TSX: CLC) from 2010 to 2013, where he was Chair of the Human Resources and Compensation Committee.
- Received a B.A. from Dartmouth College and an M.A. in Law and Diplomacy from Tufts University.

Dr. James K. Hayes



Dr. Hayes is a proven senior executive and board member with experience implementing growth initiatives and a relevant background in manufacturing and strategic planning.

Wabtec CORPORATION

EATON

tyco Fire & Integrated Solutions

- Currently serves on the board of directors of Marine Electric Systems, Inc., a privately held manufacturer of monitoring and control systems, since October 2019.
- Previously served as Vice President of Westinghouse Air Brake Technologies Corporation (NYSE: WAB), a provider of technology-based equipment, systems and services for the freight rail and passenger transit vehicle industries, from August 2015 to January 2019. Prior to that, he served as Assistant Vice President of the Federal Reserve Bank of Richmond from October 2009 to August 2015.
- Served as a senior executive of Eaton Corporation PLC (NYSE: ETN), a multinational power management company, from 2006 to 2009; Tyco Fire & Security, LLC (a subsidiary of Tyco International plc, n/k/a Johnson Controls International PLC (NYSE: JCI)), a provider of fire safety and fire suppression solutions, from 2003 to 2006; and Motorola Solutions, Inc. (NYSE: MSI), a technology, communications and security company, from 1998 to 2002.
- Received a B.S. in Foreign Service in International Economics from Georgetown University, an M.P.A. in Economics and Policy from Princeton University, an M.B.A. in Finance and Accounting from the University of Chicago and a D.B.A. in Management from Case Western Reserve University.

Roger K. Newport



With 35 years of experience in the steel industry, Mr. Newport brings the background of a public company director and former steel company CEO with expertise in strategy, finance, M&A, operations, regulatory matters and labor and stakeholder relations.

- Previously served as Chief Executive Officer of AK Steel Holding Corporation (formerly NYSE: AKS), an American steelmaking and manufacturing company, from January 2016 until it was acquired in March 2020. Prior to becoming CEO, he held various executive roles in the finance department from 2010 to 2015.

- Previously served as a member of the Board of Directors of AK Steel from January 2016 to March 2020. Also served as Chairman of the Board of Directors of the American Iron and Steel Institute, a trade association of North American steel producers, from January 2016 to March 2020, and as a member of the Executive Board of the World Steel Association and the Steel Market Development Institute CEO Group.

- Currently serves on the Boards of Directors of American Financial Group, Inc. (NYSE: AFG), a financial services holding company, since February 2024, as well as Alliant Energy Corporation (NASDAQ: LNT), a public utility holding company, since July 2018.

- Received a B.A. in Accounting from the University of Cincinnati and an M.B.A. from the Williams College of Business at Xavier University.

Shelley Y. Simms



Ms. Simms is a regulatory, compliance and public policy expert who has held leadership roles at several Pennsylvania-based corporations and formerly served as a top ethics official for the state.

- Served as General Counsel and Chief Compliance Officer of Philadelphia-based Xponance, Inc., a multi-strategy investment firm, from August 2004 through March 2025, as well as Chief Compliance Officer of Xponance Alts Solutions, LLC, Xponance's affiliated private equity advisor, from September 2021 to March 2025.
- Previously served as an independent legal consultant to Philadelphia-based Aramark (NYSE: ARMK), a food services and facilities management provider, from 2002 to 2004; Assistant Deputy General Counsel of Philadelphia-based Comcast Corporation (NASDAQ: CMCSA), a global media and technology company, from 1998 to 2001; and an Associate at Ballard Spahr Andrews & Ingersoll, LLP, a national law firm, from 1996 to 1998.
- Currently serves as a member of the Board of Directors of 1st Colonial Community Bank, a subsidiary of 1st Colonial Bancorp, Inc. (OTC: FCOB), since July 2021, as well as an Independent Trustee of City National Rochdale Funds, a mutual fund series, since September 2023, and The Pop Venture Fund, a closed-end investment management company, since July 2024.
- Appointed Commissioner and later elected Chairperson of the Commonwealth of Pennsylvania State Ethics Commission from January 2018 to November 2023.
- Received a B.A. from Brown University and a J.D. from Harvard Law School.

Peter T. Thomas



Mr. Thomas is a senior executive and public company director with decades of relevant experience and insight in manufacturing from his leadership roles at several public companies across the industrials sector.

- Currently serves on the Board of Directors of Berry Global Group Inc. (NYSE: BERY), a global manufacturer and marketer of plastic packaging products, since February 2023.
- Previously served as President and Chief Executive Officer of Ferro Corporation (formerly NYSE: FOE), a producer of technology-based performance materials, from November 2012, and as Chairman of the Board of Directors , from April 2013 until April 2022, when it was acquired by Prince International Corporation.
- Earlier in his career, he served in various roles at Witco Corporation (formerly NYSE: WIT), a specialty chemical products manufacturing company; Inland Leidy Inc., a specialty chemical production and distribution company; and GAF Materials Corporation, a manufacturer of specialty chemicals and roofing materials.
- Served as a member of the Board of Directors of Innophos Holdings, Inc. (formerly NASDAQ: IPHS) from January 2016 until its sale to One Rock Capital Partners, LLC in February 2020, including serving as lead director from December 2017 to February 2020.
- Received a B.S. in Chemistry and Biochemistry from Duquesne University and an M.B.A. in Finance and Marketing from Loyola University.

David J. Urban



Mr. Urban is a legal, government affairs and stakeholder relations expert with additive experience from his service as an advisor, executive and public company director.

- Currently serves as Managing Director of BGR Group, a leading lobbying and public relations firm, since April 2022, as well as Of Counsel of Torridon Law PLLC, a law firm, since June 2024, and as a Senior Advisor to Gothams LLC, a provider of emergency response services, since January 2022.
- Also serves as a Senior Political Contributor for CNN, a global media and news organization, since January 2018, and is part-owner of PoliticsPA, a website covering Pennsylvania politics and campaign news, since January 2007.
- Previously served as Executive Vice President, North American Corporate Affairs of ByteDance Ltd., a global internet technology company, from July 2020 to January 2022; President at American Continental Group, Inc., a government affairs consulting firm, from January 2002 to July 2020; and Chief of Staff and advisor to Pennsylvania's longest-serving U.S. Senator, Arlen Specter.
- Currently serves on the Board of Directors of Eos Energy Enterprises, Inc. (NASDAQ: EOSE), a provider of zinc-powered energy storage solutions, since December 2024, and Virtu Financial, Inc. (NASDAQ: VIRT), a global market maker and financial services firm, since January 2019. Also serves as a member of the Global Advisory Council at Coinbase Global, Inc. (NASDAQ: COIN), a cryptocurrency exchange, since November 2023.
- Received a B.S. from the United States Military Academy at West Point, a J.D. from Temple University Beasley School of Law and an M.P.A. from the University of Pennsylvania.
- Mr. Urban's father was a lifelong steelworker from Aliquippa, PA and member of USW Local #1211, who worked as a metallurgist and boilermaker for J&L Steel and LTV.



MAKE U.S. STEEL GREAT AGAIN

Our Plan for Turning Around a Standalone U.S. Steel

Executive Summary

Ancora's slate and Mr. Kestenbaum have devised a **five-point plan** aimed at installing the **right leaders**, mending the Company's **broken labor relations**, exploring options for **domestic non-unionized** assets and **non-core** assets, funding operational improvements with **existing capital**, and **restoring and optimizing key plants**.

Our slate's plan includes leading a **two-phase, multibillion-dollar capital investment** program to revitalize U.S. Steel's **iconic unionized assets**.

Phase One, which we estimate would take place from 2025 to 2028, includes optimizing **Mon Valley, Gary Works** and **Granite City**. Phase Two, which we estimate would take place from 2029 to 2031, includes making investments in **Fairfield**, reopening **Great Lakes** and building an **EAF at Gary Works**.

We estimate the execution of our strategy could yield a ~100% increase in stockholder value through the combination of asset sales, special dividends and the capital investment program to reinvigorate U.S. Steel's legacy assets.

We Believe Our Five-Point Plan Will Revitalize U.S. Steel

1. **Install New Management Team**
2. **Improve Labor Relations**
3. **Explore Options for Domestic Non-Union Assets and Non-Core Assets**
4. **Fund Operational Improvements with Existing Capital**
5. **Restore and Optimize Key Plants**

MAKE U.S. STEEL GREAT AGAIN

Strategic Priority: Install New Management

Our slate intends to appoint proven steel company leader Alan Kestenbaum as CEO; Mr. Kestenbaum has successfully built world-class management teams.



Alan Kestenbaum
President & CEO

Chief Financial Officer

Chief Operating Officer

Chief Legal Officer

VP, Sales

VP, Procurement

VP, Human Resources

VP, ITA

Strategic Priority: Repair Labor Relations

- The new executive team will build on the strength of Mr. Kestenbaum's existing labor relationships from Stelco and Globe Specialty Metals, Inc.
- We are committed to reaching a new agreement with the USW ahead of the current agreement's 2026 expiration to reset relations and to avert a labor disruption.
- We intend to reinvigorate the Company's workforce to ensure employees are proud to work at U.S. Steel.


Bloomberg

Union Leader Says Kestenbaum Is 'Better Choice' for US Steel CEO


STELCO

The Steel Company of Canada

Stelco Inc. Reaches Five-Year Labour Agreements with Represented Employees

Source: Bloomberg article dated Feb. 25, 2025. Stelco press release dated Aug. 22, 2022.

Strategic Priority: Explore Options for Non-Union & Non-Core Assets

If elected, our slate and its CEO candidate are committed to exploring all options for asset sales or divestitures with the goal of maximizing value for stockholders, improving the efficiency of the organization and prioritizing U.S. Steel's NAFR assets.

We'll establish a Transformation Committee that will commence a strategic review of the entire organization:

Non-Core Assets (Real Estate and Certain Mills)

Mini Mill

European Operations

We estimate U.S. Steel has $9.5 billion to $11 billion in assets that could be monetized.

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora.

Strategic Priority: Fund Improvements Using Existing Capital

Our plan does not include any dilutive equity capital.

Available Capital	Executable Capital
$565 Million Merger Termination Fee	$1.5 Billion - $2 Billion in Non-Core Assets[2]
$1.4 Billion in Cash[1]	$8 Billion - $9 Billion in Value via Potential Big River Sale[3]
$2.3 Billion in Available Credit[1]	Annual Free Cash Flow
New Operational Cash Flow Due to Trump Steel Tariffs	

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora. [1]As of Dec. 31, 2024. [2]Ancora estimates. [3]Value offered during strategic alternatives process as described in Company Merger Proxy Statement filed Mar. 12, 2024.

Overview: Investment Summary

If elected, our slate and its CEO candidate are committed to restoring U.S. Steel's most iconic assets, improving the financial and operational performance of the business and providing job security for U.S. Steel's unionized workforce by:

- Leading a two-phase, multibillion-dollar capital investment program totaling ~$6.5 billion of incremental CapEx.

- Funding all capital needs through existing assets of the Company, including current liquidity, the merger termination fee, the sale of non-union assets (including both non-core assets and Big River) and ongoing cash flow.

- Deploying Phase One of the capital investment plan as early as July 2025, with the expectation that it will be fully deployed by 2028 and with Phase Two beginning in 2028.

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora.

Strategic Priority: Restore and Optimize Key Plants (Phase One)

Flat-Rolled Segment
- **1** Gary Works
- **2** Great Lakes Works
- **3 4** Mon Valley Works
- **5** Granite City Works
- **6** Fairfield Sheet
- **7** Minntac
- **7** Keetac
- **7** Hibbing Taconite
- **8** USS-UPI, LLC
- **9** PRO-TEC Coating Company
- **10** Double G Coatings Company
- **1** Chrome Deposit*
- **2** Automotive Center

Mini Mill Segment
- **17** Big River Steel
- **17** Big River Steel 2

Tubular Segment
- **6** Fairfield Tubular
- **14** Lorain Tubular
- **15** Offshore Operations Houston
- **16** Lone Star Tubular
- **11 16** Wheeling Machine Products
- **12** Patriot Premium Threading Services

USSE Segment
- **13** U. S. Steel Košice

Administrative and Research
- **3** Corporate Headquarters
- **3** Research and Technology Center
- **15** U. S. Steel Tubular Products Innovation
- **13** USSE Research



United States
WA
MT
ND
MN
OR
ID
WY
SD
WI
MI
ME
NE
IA
IL
IN
OH
PA
NY
VT
NH
MA
CT
RI
NJ
CA
NV
UT
CO
KS
MO
WV
MD
DE
VA
KY
TN
NC
SC
OK
AR
AZ
NM
TX
LA
AL
GA
FL
1
2
3
4
5
6
7
8
9
10
11
12
14
15
16
17

*Chrome Deposit locations are near major steel mills and are not reflected on the map above.

Mon Valley: Commitment to ~$1.5 billion investment for the endless casting and rolling process

Gary Works: Commitment to ~$950 million investment to rebuild and upgrade blast furnace #14, reline blast furnaces #4, #6 and #8, and complete previously announced and canceled Gary Hot Mill and plant productivity debottlenecking projects

Granite City: Commitment to ~$300 million investment to produce 1 million tons of granulated iron at Granite City

Phase One Projects
Estimated IRR of 34%

Strategic Priority: Restore and Optimize Key Plants (Phase Two)



Flat-Rolled Segment
1 Gary Works
2 Great Lakes Works
3 4 Mon Valley Works
5 Granite City Works
6 Fairfield Sheet
7 Minntac
7 Keetac
7 Hibbing Taconite
8 USS-UPI, LLC
9 PRO-TEC Coating Company
10 Double G Coatings Company
1 Chrome Deposit*
2 Automotive Center
Mini Mill Segment
17 Big River Steel
17 Big River Steel 2
Tubular Segment
6 Fairfield Tubular
14 Lorain Tubular
15 Offshore Operations Houston
16 Lone Star Tubular
11 16 Wheeling Machine Products
12 Patriot Premium Threading Services
USSE Segment
13 U. S. Steel Košice
Administrative and Research
3 Corporate Headquarters
3 Research and Technology Center
15 U. S. Steel Tubular Products Innovation
13 USSE Research
United States
*Chrome Deposit locations are near major steel mills and are not reflected on the map above.

Great Lakes: Commitment to ~$400 million to revitalize the facility that was idled in 2020

Gary Works: Commitment to ~$3.2 billion to build a new, modern EAF on existing unencumbered acreage

Fairfield: Commitment to ~$100 million for increased production of slab

Source: Company 10-K dated Jan. 31, 2025. Ancora.

Phase One: Mon Valley

Mr. Kestenbaum will have the benefit of already having the plans, blueprints, engineering and feasibility studies for the Mon Valley investment, considering Mr. Burritt was supposed to make this investment in 2019.



Endless Casting & Rolling Process vs. Our Current Casting and Rolling Processes
Current Process: CC/HSM – For illustrative purposes only
470 Feet
SLAB YARD
SLAB PROCESSING
2038 Feet
PUSHER TYPE REHEAT FURNACES
ROUGHING MILL
HOLDING TABLE COVERS
FINISHING MILL STANDS
LAMINAR FLOW COOLING
DOWNCOILERS
RUNOUT TABLES
Total length: ~2500 feet plus slab movement
Future Process: Endless Casting & Rolling
THIN SLAB CASTER
PENDULUM SHEAR
CROP SHEAR
INDUCTION HEATING
CROP SHEAR
LAMINAR COOLING
DOWNCOILERS
HIGH REDUCTION MILL
PLATE PUSHER AND PILER
FINISHING MILL
HIGH SPEED FLY SHEAR
Total length: ~600 feet
Lower conversion costs
Lower sustaining capex
Preferred technology for thin and wide products, including advanced high strength steels

Source: Company filings.

Phase One: Mon Valley (cont.)

Commitment to ~$1.5 billion investment for the endless casting and rolling process.

Process Details

- The Endless Strip Production ("ESP") (endless strip production) process involves continuous casting and rolling of steel without cutting the strand.
- The process starts with pouring molten steel into a mold, producing a strand that is approximately 4 inches thick.
- The strand undergoes initial reduction through a rolling strand at the end of the caster and then moves as a continuous strip into the finishing train to be rolled to the desired gauge.
- Sequence involves casting around 16 heats before terminating and restarting, resulting in one head and one tail, with continuous on-gauge production throughout the body of the coils.

Process Advantages

- **Yield Improvement**: Eliminates yield loss associated with batch-type hot rolling (heads and tails).
- **Thickness Capability**: Very thin gauges, eliminating need to cold roll.
- **Cost Savings**: Yield improvement, heat retention and avoidance of cold-rolling.
- **Quality**: The modern state-of-the-art mill ensures uniform shape and gauge across the strip width, enhancing product quality.

Expected Benefits

- **Tactical Flexibility:** Wider mill with greater reduction capabilities enables huge product range.
  - Wide coil for the hot-rolled market.
  - "Finished" products for the CR market.
- **Increased Volumes:** Reduced yield loss.
- **Logistics Benefits:** Installation of new ESP mill at Edgar Thomson Plant (vs. at Irvin).
- **Reduced Cost Structure:**
  - Improved logistical footprint.
  - Less material handling.
  - Lower yield loss.
  - Lower conversion costs for HR and CR coils.

Source: Ancora.

Phase One: Gary Works

Gary Works Blast Furnace #14



Aerial View of Gary Works



Source: Company filings.

Phase One: Gary Works (cont.)

Commitment to ~$950 million investment to rebuild and upgrade blast furnace #14, reline blast furnaces #4, #6 and #8, and complete previously announced and canceled Gary Hot Mill and plant productivity debottlenecking projects.

Process Details

- Upgrading the blast furnace to increase capacity to 9,200 tons daily.
- **Proposed Changes to the Gary Hot Strip Mill:**
  - Modernizing the hot strip mill to produce advanced high-strength steels.
  - Upgrading finishing stand hydraulic packs for more uniform gauge (thickness).
  - Implementing jet cooling (instead of laminar cooling) to rapidly cool and freeze the grain structure.
  - Replacing the roughing train motors due to their history of failures.
  - Upgrading the coilers to roll higher strength products and thicker gauges.

Process Advantages

- **Blast Furnace Revitalization**: Upgrading the blast furnace to ensure it operates efficiently and reaches nameplate capacity.
- **Hot Strip Mill Modernization**: Improving product options, quality and yield.
- **Yield Improvement**: Addressing the yield loss issues, particularly the intermix severity, to improve the net yield from 92% closer to the ideal 98%.
- **Product Quality Enhancements**: Greater capabilities to successfully produce Advanced High-Strength Steel (“AHSS”) and thicker gauges.

Expected Benefits

- **Extend Blast Furnace Lives:** This will extend all of the blast furnaces’ operational lives by up to 20 years.
- **Increase #14’s Capacity:** Restore U.S. Steel’s most important blast furnace to its originally designed 9,200 tons per day, a 31% improvement.
- **Lower Costs:** Many cost benefits, including from higher output, improved furnace uptime and greater efficiencies.
- **Increase Mine Utilization:** Higher BF production and longer BF lives will require increased output from U.S. Steel’s valuable iron ore mines, increasing their efficiency and assuring their futures.
- **Increase Tactical Flexibility:** Greater gauge and grade capabilities on the Gary hot strip mill is expected to increase options to vary the mix with market conditions.

Source: Ancora.

Phase One: Granite City

We intend to use granulated iron to supply the growing EAF market



Blast furnace
Torpedo car (liquid pig iron transport)
Pig iron granulation
GPI (granulated pig iron)
NUCOR
Steel Dynamics, Inc.
BRS
BIG RIVER STEEL

Iron Production | **Granulated Iron Production** | **EAF Market**

Phase One: Granite City (cont.)

Commitment to ~$300 million investment to produce 1 million tons of granulated iron per year at Granite City.

Process Details

- Investment will enable Granite City Works to produce one million tons of granulated iron per year.
- Granulated iron will be sold to mini mill producers across the country.
- The cost includes revitalization of one of the blast furnaces and additional desulfurization equipment to produce low sulfur granulated iron, which is an increasingly important feedstock for mini mills' EAFs.

Process Advantages

- **Granulated Iron vs. Pig Iron**: Granulated iron has a distinct advantage in that it can be top fed, reducing arc time by 25%, leading to significant energy cost savings and faster cycle times.

Expected Benefits

- **Revitalize Latent Capacity:** Bring back ironmaking and jobs at facility idled since 2023.
- **Bring Back Union Jobs:** Granite City Works had 1,000+ employees laid off in November 2023 when U.S. Steel indefinitely idled steelmaking.
- **Open New Market:** One million tons of granulated iron to be sold to mini mills that are increasingly dependent on virgin iron to compensate for lower quality scrap.
- **Increase Mine Utilization:** Production will require over 1 million tons of pellets per annum from U.S. Steel's iron ore mines, ensuring continued efficiency in their operations.

Source: Ancora.

Overview: Phase Two Capital Investment Plan

Together, we estimate that Phase One and Phase Two investments would add 10 million tons of new capacity per year to the domestic steel market.

Plant	CapEx	Purpose	Expected Benefits	Capacity
Fairfield (EAF)	**$100mm**	• Increase production of slab for further processing and rolling into finished product	• Cost reduction from increased fixed cost absorption	**1mm**
Great Lakes	**$400mm**	• Revitalize facility that was idled in 2020	• Bring back union jobs where 1,545 employees were laid off when the facility was idled • Bring on new production	**2.5mm**
Gary (EAF)	**$3.2B**	• Build new modernized EAF at Gary Works facility utilizing current unencumbered acreage • Leveraging existing infrastructure to reduce time to production (18 months) and investment ($1.5B)	• Union facility • Significant local job creation in the form of building the EAF facility along with unionized staff once the facility is operational • Increase overall Gary facility production capacity • Cost-advantaged production capabilities given logistical and raw material advantages	**3mm**

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora.

Transformation Committee

This committee is intended to coordinate the execution of our 100-day plan and ensure a minimally-disruptive transition.



Roger Newport
Chairman



Alan Kestenbaum
Chief Executive Officer



Peter Thomas
Board Member



Robert P. Fisher, Jr.
Board Member

The Transformation Committee's purpose is to:

- ✓ Oversee and lead the Strategic Review of the organization.
- ✓ Make use of Board members' prior experience with corporate transformation (steel and otherwise) to advise, guide and coach management.
- ✓ Review progress and ensure U.S. Steel delivers on the transformation promises made to stockholders during this campaign.
- ✓ Accompany the management team on field visits, to town hall meetings and to other face-to-face opportunities with employees and customers to a.) reinforce the significance of the cultural transformation and b.) demonstrate alignment between the Board and management.

The Stelco Turnaround Is U.S. Steel's Best Blueprint for Success

After buying Stelco out of bankruptcy from U.S. Steel, Mr. Kestenbaum built an elite management team, restored employee morale, optimized plants and assets, and ultimately created an industry leader in the public market.


FINANCIAL POST

From picked-over carcass to agile global player: How a 107-year-old Canadian steelmaker is stirring to life

After decades of crisis, a renewed sense of purpose has settled over Stelco, which just completed an IPO under the leadership of a turnaround artist with a solid track record


THE GLOBE AND MAIL

Inside Stelco: The steel maker survived near death. What's next in its comeback plan?

An unlikely alliance of two Florida financiers and a local union leader say they've found a way forward



Since Stelco's IPO; Cumulative Return vs. Peers in the Broader Metals & Mining Sector
498% (1)
180%
Return at Nippon Offer (2)
124%
53%
299%
224%
142%
62%
151%
148%
87%
71%
Stelco
Cliffs
U.S. Steel
Steel Dynamics
Nucor
S&P 500
TSX Composite
BHP
Rio Tinto
Vale
Glencore
BF Peers
EAF Peers
Indexes
Global Diversifieds

Source: FactSet; [1]Based on IPO price of C$17.00 per share; [2]Refers to Nippon Steel's announcement on Dec. 18, 2023 to acquire U.S. Steel for US$55 per share. TSR reflects market data from Nov. 3, 2017, Stelco's IPO date to Jul. 12, 2024, the trading day prior to the announcement of Stelco's sale to Cleveland-Cliffs; performance adjusted for re-invested dividends and based on USD currency; Financial Post article dated Dec. 5, 2017; The Globe and Mail article dated Sep. 25, 2019.

The Stelco Turnaround Is U.S. Steel's Best Blueprint for Success (cont.)

Despite major CapEx projects and tariff headwinds, Stelco continuously outperformed U.S. Steel throughout Mr. Kestenbaum's tenure.

U.S. Steel vs. Stelco EBITDA Margins (%)



60%
50%
40%
30%
20%
10%
0%
-10%
12%
13%
25%
5%
7%
8%
-2%
-1%
5%
28%
26%
50%
20%
19%
34%
12%
9%
17%
9%
9%
21%
2018
2019
2020
2021
2022
2023
1H 2024
X (Total)
X (Flat-Rolled)
STLC

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings.

Replicate Stelco's Highly Successful Tactical Flexibility Strategy

Tactical Flexibility Strategy Principles

- **Operate Safely and Sustainably**
- **Optimize Production From Existing Assets**
- **Capital Flexibility with Strong Balance Sheet**
- **Expand and Better Serve Customer Base**
- **Maximize Profitability and Cash Flows**

✓ "Tactical Flexibility" was implemented by Mr. Kestenbaum to repair the damage done to Stelco by U.S. Steel's decade of mismanagement.

✓ The strategy yielded tremendous improvement in financial and operational performance, enabling industry-leading shareholder returns.

✓ Tactical Flexibility is a profit-focused strategy and commercial mindset that achieves the highest available margins in all markets by pivoting product mixes quickly.

We Believe Tactical Flexibility Model Will Drive Performance Improvement

Mr. Kestenbaum's Tactical Flexibility Strategy is intended to be the core commercial and operating strategy for U.S. Steel with a laser focus on generating higher EBITDA.

Operate Safely and Sustainably	• Health and safety of employees is always at the core of our strategy • Focus on ensuring each and every employee returns home safely each and every day • Arvedi casting system is expected to decrease CO_2 emissions per ton at Mon Valley
Optimize Production From Existing Assets	• Significant latent capacity in the NAFR segment that we believe can be brought back efficiently and profitably • Assets will be optimized to lower cost per ton, which is critical in the steel industry, and grow shipments • Implement a capital investment program to revitalize Mon Valley and Gary Works while modifying Granite City's focus to serve the growing market for EAF metallics • Selectively produce downstream products at current facilities only when more profitable than HRC
Capital Flexibility with Strong Balance Sheet	• Maintain financial discipline to deliver sustainable long-term stockholder returns while weathering the cyclical nature of the steel industry • Commitment to maintaining a strong balance sheet with sufficient liquidity and financial flexibility to support operational and strategic initiatives • Commitment to low financial leverage in order to maximize Free Cash Flow generation
Expand and Better Serve Customer Base	• Grow the customer base, including through increased spot market exposure • Revitalize commercial strategy in close cooperation and coordination with operating team • Commercial will drive operations – steel only made to order, contracts only signed if sufficient downside protection • Flexibility in operations to react to market conditions, whether in HRC pricing or downstream spreads
Maximize Profitability and Cash Flows	• Pairing an improved cost structure (aiming for lowest in the industry) with Tactical Flexibility is expected to maximize EBITDA – the low cost producer wins in every market • Commitment to selling sheet products generating the strongest EBITDA at the time of sale • Ensuring that value-added steel is produced and sold on terms that create additional margin • Use of advanced analytics to optimize mix and EBITDA – continuous evaluation of steel selling prices and differentials among products, raw material prices (particularly scrap) and energy prices • Focus on working capital to manage inventory, in particular, and reduce production/processing time

Lean Management Structure Enables Tactical Flexibility

Coupled with a streamlined management structure, the Tactical Flexibility Strategy will improve the efficiency of the decision-making process.



Alan Kestenbaum
President & CEO

- *Chief Financial Officer*
- *Chief Operating Officer*
- *Chief Legal Officer*
- *VP, Sales*
- *VP, Procurement*
- *VP, Human Resources*
- *VP, ITA*

Key Benefits of the Management Structure Under Tactical Flexibility:

- ✓ Leaner and more coordinated team is critical.
- ✓ Empower decision-making among smaller group to ensure nothing is decided in a vacuum.
- ✓ Eliminate silos.
- ✓ CEO to lead commercial strategy with full coordination between COO and sales head.
- ✓ CEO to oversee procurement of key raw materials and inputs – coal, ferro-alloys, utilities (e.g., natural gas) and other major inputs.
- ✓ Repairing relationship with the USW is also paramount and will have involvement of the CEO – a collaborative and respectful relationship required to make U.S. Steel great again.

Tactical Flexibility Model – Optimized Logistics

Logistics require significant improvement – particularly in the NAFR segment.

- We believe U.S. Steel's major works are old and have excessive footprints
  - Mon Valley Works, for example, is four separate plants

Key Optimization Activities Expected to Include:

- Reduction of transit at Mon Valley between steelmaking and hot-rolling with the installation of the new HSM on-site at Edgar Thomson Plant (elimination of Irvin Plant's HSM)
- Reduction of in-plant handling of steel at all facilities
- Elimination/reduction of some finishing operations – selling more HRC reduces transportation and touches
- Increased flexibility with new Mon Valley HSM to produce similar widths at both major facilities (Gary and Mon Valley) which will enable product location optimization with freight as a factor
- Full review of inbound freight, particularly metallurgical coal from third parties and iron ore pellets from U.S. Steel's own mines

Source: Company filings, Ancora.

Timeline of Key Initiatives

Timing	Key Initiatives	Intended Outputs
Months 1-3	✓ Assess viability and pathway of collecting merger termination fee ✓ Repair damaged labor relations and establish trust with all union constituencies ✓ Optimize the corporate structure with the deployment of the Tactical Flexibility Strategy	✓ Establish expectations on timing of collecting the $565 million merger termination fee[1] ✓ All stakeholders aligned on go-forward strategy ✓ Successfully renegotiate the union contract in 2026 ✓ Determine whether initial assessment of capital program is adequate ✓ Ensure alignment of senior executives
Months 4-12	✓ Begin assessment of NAFR assets ✓ Launch strategic review for all non-core assets of U.S. Steel ✓ Finalize new Collective Bargaining Agreement with the union ✓ Generate new jobs at Gary Works and bring back jobs at Great Lakes	
Months 13-24	✓ Ramp up capital program investments in Mon Valley, Gary Works and Granite City ✓ Continued optimization of SG&A functions of organization ✓ Commitment to quarterly updates related to implementation of the go-forward strategy ✓ Clear communication of intended cost of production, EBITDA, EBITDA margin and Free Cash Flow trajectory of the business ✓ Ensure capital investment program remains on track and on budget	✓ Capital investment program should dramatically lower the cost of production in U.S. Steel's NAFR segment ✓ Significant inflection in EBITDA, EBITDA Margins and Free Cash Flow ✓ Establish credibility with stakeholders related to the deployment of capital, the intended return on investment and cadence of projects ✓ Expect to be the low-cost steel producer in North America
Months 25-36	✓ Fully revitalized NAFR assets ✓ Significant inflection in financial and operational performance ✓ Opportunity for meaningful return of capital to stockholders ✓ Phase Two of the capital investment program at Gary Works, Great Lakes and Fairfield facilities	✓ Successful completion of Phase One capital investment program in Mon Valley, Gary Works and Granite City ✓ Lower cost of production, increased utilization, lower yield losses, logistical benefits ✓ Opportunity to sell product in new markets while bringing back latent capacity ✓ Best-in-class steel producer in North America ✓ Opportunity to create a significant number of jobs in the U.S. as Phase Two capital projects are launched

MAKE U.S. STEEL GREAT AGAIN

[1]Assuming transaction is terminated.



MAKE U.S. STEEL GREAT AGAIN

The Value Creation Opportunity at U.S. Steel

The Value Creation Opportunity at U.S. Steel Through 2027

We estimate the execution of our strategy could yield a ~100% increase in stockholder value through the combination of asset sales (including Big River), special dividend and the capital investment program to reinvigorate U.S. Steel's legacy assets.

Proforma Sources of Incremental Capital ($ in millions)	
Big River Sale Proceeds (net)	$7,626
Non-Core Asset Sale Proceeds	$1,500
Transaction Break-Up Fee	$565
Total Incremental Capital	**$9,691**
% of Current Enterprise Value	*78.6%*

One-Time Special Dividend ($ in millions)	
Special Dividend	**$5,000**
Special Dividend per Share	**$19.25**
Special Dividend Yield	*50.3%*

Proforma U.S. Steel Enterprise Value and TSR ($ in millions)	
Proforma U.S. Steel 2027 NAFR EBITDA	**$2,059**
Proforma Multiple	6.0x
Proforma Enterprise Value	**$12,354**
Cash	$1,367
Incremental Capital ex-Special Dividend	$4,691
Proforma Cash	**$6,058**
Debt	$3,758
Proforma Net Debt	**($2,300)**
Proforma Equity Value	**$14,654**
Fully Diluted Shares Outstanding	260
Implied Share Price	**$56.42**
Special Dividend per Share	$19.25
Proforma U.S. Steel TSR	**$75.67**
Implied TSR From Current Share Price	*97.6%*

MAKE U.S. STEEL GREAT AGAIN

Source: Company filings; Ancora, HRC estimate of $800. As of close on April 4, 2025. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

The Value Creation Opportunity: Big River Sale

If elected, Ancora and Mr. Kestenbaum intend to pursue all avenues to monetize U.S. Steel's Mini Mill operation and use a portion of the sale proceeds for a significant one-time dividend.

We continue to believe, based on previous expressions of interest, that U.S. Steel's Mini Mill segment could be sold for $8 billion – $9 billion.

Big River Acquisition Details ($ in millions)	
Big River Initial Investment	$700
Big River Second Investment	$774
Total Big River CapEx	$5,030
Total Big River Cost	**$6,504**

Big River Sale Assumptions ($ in millions)	
Big River Sale Price	$8,000
Total Big River Costs	$6,504
Total Gain on Sale	**$1,496**
Tax Rate	25%
Taxes	$374
Big River Sale Proceeds After Tax	**$7,626**

One-Time Special Dividend ($ in millions)	
Special Dividend	$5,000
Current Shares Outstanding	260
Special Dividend per Share	**$19.25**
Special Dividend Yield	*50.3%*

"*On September 20, 2023, NSC submitted a proposal to acquire USS's Mini Mill segment and its Keetac mining operations for an **enterprise value of $9.2 billion** and indicated a willingness to potentially submit a proposal to acquire all of the outstanding shares of USS common stock. Company C submitted a proposal to acquire USS's Mini Mill segment, and its USS-UPI and Keetac mining operations for an enterprise value of **approximately $8 billion.***"

MAKE U.S. STEEL GREAT AGAIN

Source: Company Merger Proxy Statement filed Mar. 12, 2024. Ancora. As of close on April 4, 2025. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

The Value Creation Opportunity: NAFR EBITDA Growth

We estimate our capital investment program will significantly improve the NAFR segment's proforma EBITDA by year-end 2027.



$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$934
$419
$556
$100
$50
$2,059
NAFR 2024 EBITDA
Mon Valley
Gary Works
Granite City
SG&A Optimization
NAFR Proforma 2027 EBITDA

120% increase in Proforma 2027 NAFR EBITDA resulting from additional volume of 1.5 million tons, lower costs and 40% of output at Mon Valley being sold to CR markets at a higher price.

Source: Company filings; Ancora, HRC estimate of $800. As of close on April 4, 2025. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.
Note: These projections are based on conservative assumptions. For example, the assumed price per ton for these EBITDA forecasts is $800; as of April 1, 2025, the actual price per ton is approximately $950.

Spotlight: Mon Valley's Anticipated Contribution to NAFR EBITDA Growth


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$123
$52
$174
$35
$36
$419
Reduced Logistics, Improved Yield & Throughput
Reduced Process & Handling Costs
Increased Utilization
Energy Savings from COGEN
Raw Materials Efficiency
Total Mon Valley Improvements

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora, HRC estimate of $800. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

Spotlight: Gary Works' Anticipated Contribution to NAFR EBITDA Growth


$600
$500
$400
$300
$200
$100
$0
$354
$203
$556
Cost Improvements, Improved Yields, Lower Conversion Costs
Increased Utilization
Total Gary Works Improvements

MAKE U.S. STEEL GREAT AGAIN

Source: Ancora, HRC estimate of $800. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

The Value Creation Opportunity: Enhanced Performance

We believe Ancora and Mr. Kestenbaum's capital investment program to reinvigorate U.S. Steel's valuable NAFR assets will significantly improve the segment's utilization and operational and financial performance.

Kestenbaum Strategy CapEx ($ in millions)



$1,200
$1,000
$800
$600
$400
$200
$0
$0
$100
$1,100
$1,000
$550
2024A
2025E
2026E
2027E
2028E

Shipments (tons)



10,000
9,000
8,000
7,000
6,000
7,845
7,845
8,002
8,162
1,000
8,244
1,000
2024A
2025E
2026E
2027E
2028E
Steel
Granulated Iron

EBITDA ($ in millions)



$2,500
$2,000
$1,500
$1,000
$500
$0
$934
$981
$1,280
$2,059
$2,202
2024A
2025E
2026E
2027E
2028E

EBITDA Margins (%)



30%
25%
20%
15%
10%
5%
0%
12%
13%
16%
23%
25%
2024A
2025E
2026E
2027E
2028E

Under Mr. Kestenbaum's leadership, we believe the capital investment program can reinvigorate U.S. Steel's legacy assets, leading to significantly improved financial performance, highlighted by Proforma 2027 NAFR EBITDA and EBITDA margins increasing by 120% and 1,100bps, respectively, compared to 2024 levels.

Source: Company filings; Ancora, HRC estimate of $800. *Estimates data is hypothetical in nature. Please refer to the disclosures page for additional information.

MAKE U.S. STEEL GREAT AGAIN



Appendix

USW Newsletter

UNITED STEELWORKERS

USW

Nippon is Not the Future of U.S. Steel

March 21, 2025

U.S. Steel (USS) CEO David Burritt and Nippon management continue to demonstrate their single-minded pursuit of an unsalvageable deal and, as a last resort, they have attempted to sue their way into a merger.

President Biden blocked the U.S. Steel-Nippon deal on national security grounds on Jan. 3, and his administration directed USS and Nippon to permanently abandon their transaction by June 18.

President Trump, who also consistently voiced his objection to Nippon's acquisition of USS for more than a year, took office on Jan. 20 and repeated his objections, also for national security and economic reasons. At a White House press conference on Feb. 7, President Trump declared that Nippon had dropped its proposal to own USS and would instead invest in the company.

Yet, perhaps unsurprisingly, Nippon and USS continue to pursue their original deal, lobbying the administration and seeking to draw out their unfounded, retaliatory lawsuits by challenging the national security decision and suing President McCall for standing up for USW members.

Nippon's acquisition of U.S. Steel has been risky from the beginning, and those risks continue today. Nippon representatives made it clear the company would follow Burritt's plans to move investment and production from our mills to Big River 2 in Arkansas.

Nippon promised to invest in our facilities, which were riddled with their right to cancel those investments, including if we decide together to strike at contract expiration on Sept. 1, 2026, or if the company locks us out.

And, as a serial trade cheater, Nippon would continue to undermine our domestic steel industry, but would this time do so from inside, compromising America's need to meet its national security and critical infrastructure needs.

SCORCHED EARTH CAMPAIGN CONTINUES

Over the past year, we've been subjected to a barrage of ads, emails, letters to our homes, and more, all in a relentless pressure campaign by their army of lobbyists and PR hacks.

Now, USS and Nippon have hired high-priced lawyers in an attempt to sue or punish anyone who voiced concerns about the deal.

You should rest assured that this scorched-earth legal campaign does not cause any fear for this union. We've fought and won bigger fights before.

Burritt stood to gain more than $70 million with the closing of the deal, helping to explain why he's been more committed to trying to sell the company than actually running it. And while this potential windfall helps explain his attempts to bully his way into a sale, it's clear he's never shared our commitment to steelmaking.

For years, he demanded concessions from us while USS was profitable; our strength beat him back every time. His response to our legitimate concerns about Nippon and its impact on our facilities and communities was to first threaten and coerce us, and then to hire lawyers to defend the deal at all costs.

USS'S FUTURE

We have said all along that with responsible management, USS can remain a strong and resilient company.

Recently, an investor called Ancora challenged U.S. Steel management by offering a new slate of directors for the U.S. Steel Board.

Ancora has increased its holdings of USS stock, identified a qualified and experienced steel industry candidate for CEO to replace Burritt and proposed a new operating and capital plan. Ancora has asked U.S. Steel's stockholders and the current Board of Directors to weigh their fiduciary obligations and consider its plan.

We will continue to carefully scrutinize every aspect of Ancora's plan. But, here is what Ancora has said so far:

Ancora publicly indicated that it intends to sell the Big River facilities, which are and have been a threat to our facilities from day one. From the sale, it will invest in and maintain the Mon Valley, Gary and Granite City blast furnaces, including relines.

The plan includes a new continuous casting and rolling facility in the Mon Valley and a cogeneration facility. It will complete the Gary Hot Mill upgrade and restart a blast furnace in Granite City to produce pig iron and feed the rolling mills. It also commits to maintaining the mines and the tubular facilities.

In April, shareholders and the Board of Directors will have an important decision to make about the future of USS. They will have to decide whether it will be nothing more than a piggy bank for greedy executives and hedge funds looking to cash out – with national security and the good of our communities a mere afterthought – or whether USS will return to being recognized across the globe as an iconic steel company.

U.S. Steel and Nippon announced their deal on the union, you, USS's dedicated workforce, its investors, and the American public without warning in December 2023. Ever since then, our union's first and only concern has been the long-term viability of our facilities, and with it, ensuring a strong domestic steel industry well into the future, preserving good, community-sustaining jobs and providing a critical foundation for America's national and economic security.

Rest assured, we intend to continue that fight for as long as it takes.

In solidarity,

Mike Millsap
District 7 Director &
Chairman of the Negotiating Committee

David McCall
International
President

MAKE U.S. STEEL GREAT AGAIN

Source: The USW newsletter dated Mar. 21, 2025.

Stelco Major Projects Under Mr. Kestenbaum

2018



BLAST FURNACE RAMP
- $4mm CapEx
- Support BF reline plan
- Improve access and reliability with a complete ramp replacement to align with BF reline



BENZENE EMISSION REDUCTION
- $4mm CapEx
- Environmental compliance/best practices
- Technology improvement for 98% reduction in emissions from storage tanks and process vessels



DOCK CRANE
- $1mm CapEx + $6.5mm invested by contractor (QSL)
- Improve shipping flexibility
- Material movement with new dock crane handling equipment for coils and slabs



HSM AHSS PH1 – F1/F2 HAGC
- $10mm CapEx
- Increased product range for AHSS
- Upgrade to roll force cylinder on F1 and F2 for mill reliability and cost avoidance

2019



BATCH ANNEAL/#3 TEMPER MILL
- $46mm CapEx
- 200,000 tons per annum valued-added product
- Synchronized capacities to increase flexibility for cold roll production



Z-LINE WELDER/CHEMCOATER
- $12mm CapEx
- $5mm annual saving from reduced yield loss
- Capability enhancement to support the AHSS market with reliability and quality

2020



BLAST FURNACE RELINE & UPGRADE
- $120mm CapEx
- 300,000 ton per annum capacity increase
- Generational reline to increase asset life, reliability and capability while upgrading process controls and analytics



HOT METAL LOGISTICS/LADLE SCAN
- $4mm CapEx
- Support post-upgrade BF reliability
- Improved capabilities for hot metal flow, refractory health and heat management

Source: Stelco.

Stelco Major Projects Under Mr. Kestenbaum (cont.)

2021



PIG IRON CASTER
- $52mm CapEx
- Up to 200,000 tons per annum of pig iron for sale
- New facility to support hot metal production rate
- Increased Tactical Flexibility by opening new market



COKE WHARF
- $2mm CapEx
- 2% yield savings on coke – payback < 6 months
- New coke handling equipment for just-in-time coke with minimal degradation



Z-LINE AIR KNIFE
- $9mm CapEx
- $3mm annual saving on yield loss reduction
- Quality improvement including reduced zinc usage and nitrogen utility savings based on consumption



BOF HOOD/VESSELS
- $20mm CapEx
- Support post-BF reline production increases
- Optimization of two-vessel operation with improved reliability

2022



LEW COKE OVEN BATTERY REBUILD
- $186mm CapEx
- $27mm annual savings
- Asset improvement with complete through wall campaign capacity increase, cost savings and home fuel optimization



WASTE HEAT RECOVERY
- $45mm Boilers + $96mm investment by partner (DTE)
- $20mm annual energy saving
- Utilization of waste gases to produce electricity under a long-term energy service agreement



COIL TRACKING/ PACKAGING
- $8mm CapEx
- $3mm annual savings
- Material handling optimization to reduce cost and improve delivery and quality compliance



DATA MANAGEMENT SYSTEM
- $1mm CapEx
- $1mm annual savings
- Tracking, monitoring and utilization improvement of steel ladle and coke heating cycles

2023



SURFACE INSPECTION (HSM/PL)
- $3mm CapEx
- $3mm annual savings
- Support improved product quality with upgraded technology



Z-LINE GALVANNEAL FURNACE
- $5mm CapEx
- $3mm annual savings
- Product quality and yield improvement with new induction furnace and drive package

Source: Stelco.

MAKE U.S. STEEL GREAT AGAIN



Thank You

ITEM 4: MATERIALS PUBLISHED ON X.COM
April 7, 2025

Make U.S. Steel Great Again
@MakeUSSGreat

Promote

Today, Ancora sent a letter to stockholders detailing its slate's win-win solution to maximize value at @U_S_Steel Under proposed CEO Alan Kestenbaum, Ancora's slate is committed to pursuing the sale to Nippon while simultaneously positioning the Company to thrive in a standalone scenario, with a plan aimed at correcting Burritt-era mistakes and revitalizing the Company's valuable union plants.

Read the letter: bit.ly/3EbUZl6 #MUSSGA

More important information here:
makeussteelgreatagain.com/disclaimer


MAKE U.S. STEEL
GREAT AGAIN
Ancora Sends Letter to Stockholders Detailing its Solution to Maximize Value at U.S. Steel
MakeUSSteelGreatAgain.com

9:59 AM · Apr 7, 2025 · **2** Views

ITEM 5: MATERIALS PUBLISHED ON LINKEDIN
April 7, 2025

Ancora Holdings Group
3,406 followers
now •

Today, Ancora sent a letter to stockholders detailing its slate's win-win solution to maximize value at United States Steel Corporation. Under proposed CEO Alan Kestenbaum, Ancora's slate is committed to pursuing the sale to Nippon while simultaneously positioning the Company to thrive in a standalone scenario, with a plan aimed at correcting Burritt-era mistakes and revitalizing the Company's valuable union plants.

Read the letter: https://bit.ly/3EbUZI6

More important information here: https://lnkd.in/duPtWk6q


MAKE U.S. STEEL
GREAT AGAIN
Ancora Sends Letter to Stockholders Detailing its Solution to Maximize Value at U.S. Steel
MakeUSSteelGreatAgain.com

Like Comment Repost

ITEM 6: EMAIL SENT TO SUBSCRIBERS OF WWW.MAKEUSSTEELGREATAGAIN.COM
April 7, 2025

MAKE U.S. STEEL GREAT AGAIN


Ancora Sends Letter to Stockholders Detailing its Solution to Maximize Value at U.S. Steel

Fellow Stakeholder:

Today, Ancora sent a letter to stockholders detailing its slate's win-win solution to maximize value at U.S. Steel. Under proposed CEO Alan Kestenbaum, Ancora's slate is committed to pursuing the $55 per share sale to Nippon while simultaneously positioning the Company to thrive in an alternative standalone scenario, with a five-point plan aimed at correcting Burritt-era mistakes and revitalizing the Company's valuable union plants.

READ THE LETTER

For more detail about our slate's win-win strategy, visit www.MakeUSSteelGreatAgain.com. Vote to elect our full slate on the **GOLD** Universal Proxy Card prior to or at this year's Annual Meeting on May 6.

Sincerely,
Ancora Holdings Group

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Ancora Catalyst Institutional, LP (“Ancora Catalyst Institutional”), together with the other participants named herein, has filed a preliminary proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of Ancora Catalyst Institutional's slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of United States Steel Corporation, a Delaware corporation (the “Company”).

ANCORA CATALYST INSTITUTIONAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Ancora Catalyst Institutional, Ancora Bellator Fund, LP (“Ancora Bellator”), Ancora Catalyst, LP (“Ancora Catalyst”), Ancora Merlin Institutional, LP(“Ancora Merlin Institutional”), Ancora Merlin, LP (“Ancora Merlin”), Ancora Impact Fund LP Series CC (“Ancora Impact CC”), Ancora Impact Fund LP Series DD (“Ancora Impact DD”), Ancora Alternatives LLC, (“Ancora Alternatives”), Ancora Holdings Group, LLC (“Ancora Holdings”), Fredrick D. DiSanto, Jamie Boychuk, Robert P. Fisher, Jr., Dr. James K. Hayes, Alan Kestenbaum, Roger K. Newport, Shelley Y. Simms, Peter T. Thomas, and David J. Urban.

As of the date hereof, Ancora Catalyst Institutional directly beneficially owns 467,582 shares of common stock, par value $1.00 per share (the “Common Stock”), of the Company,100 shares of which are held in record name. As of the date hereof, Ancora Bellator directly beneficially owns 254,388 shares of Common Stock. As of the date hereof, Ancora Catalyst directly beneficially owns 50,847 shares of Common Stock. As of the date hereof, Ancora Merlin Institutional directly beneficially owns 471,755 shares of Common Stock. As of the date hereof, Ancora Merlin directly beneficially owns 48,136 shares of Common Stock. As of the date hereof, Ancora Impact CC directly beneficially owns 518,909 shares of Common Stock. As of the date hereof, Ancora Impact DD directly beneficially owns 286,169shares of Common Stock. As of the date hereof, Mr. DiSanto directly beneficially owns 10,000shares of Common Stock. As of the date hereof, Mr. Kestenbaum directly beneficially owns 500,000 shares of Common Stock. As the investment advisor and general partner to each of Ancora Catalyst Institutional, Ancora Bellator, Ancora Catalyst, Ancora Merlin Institutional, Ancora Merlin, Ancora Impact CC, Ancora Impact DD and certain separately managed accounts (the “Ancora Alternatives SMAs”), Ancora Alternatives may be deemed to beneficially own the 467,582 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 50,847 shares of Common Stock beneficially owned directly by Ancora Catalyst, 254,388 shares of Common Stock beneficially owned directly by Ancora Bellator, 471,755 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 48,136 shares of Common Stock beneficially owned directly by Ancora Merlin, 518,909 shares of Common Stock beneficially owned directly by Ancora Impact CC, 286,169 shares of Common Stock beneficially owned directly by Ancora Impact DD and 563,976 shares of Common Stock held in the Ancora Alternatives SMAs. As the sole member of Ancora Alternatives, Ancora Holdings may be deemed to beneficially own the 467,582shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 50,847 shares of Common Stock beneficially owned directly by Ancora Catalyst, 254,388 shares of Common Stock beneficially owned directly by Ancora Bellator, 471,755 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 48,136 shares of Common Stock beneficially owned directly by Ancora Merlin, 518,909 shares of Common Stock beneficially owned directly by Ancora Impact CC, 286,169 shares of Common Stock beneficially owned directly by Ancora Impact DD and 563,976 shares of Common Stock held in the Ancora Alternatives SMAs. As the Chairman and Chief Executive Officer of Ancora Holdings, Mr. DiSanto may be deemed to beneficially own the 467,582 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 50,847shares of Common Stock beneficially owned directly by Ancora Catalyst, 254,388 shares of Common Stock beneficially owned directly by Ancora Bellator, 471,755 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 48,136 shares of Common Stock beneficially owned directly by Ancora Merlin, 518,909 shares of Common Stock beneficially owned directly by Ancora Impact CC, 286,169 shares of Common Stock beneficially owned directly by Ancora Impact DD and 563,976 shares of Common Stock held in the Ancora Alternatives SMAs. As of the date hereof, Messrs. Boychuk, Fisher, Newport, Thomas, and Urban, Dr. Hayes and Ms. Simms do not beneficially own any shares of Common Stock.

ITEM 7: MATERIALS PUBLISHED ON WWW.MAKEUSSTEELGREATAGAIN.COM
April 7, 2025

MAKE U.S. STEEL GREAT AGAIN

Prior to entering into a merger agreement with Nippon, U.S. Steel had deteriorated in our eyes due to years of dismal capital allocation, frayed labor relations, neglect of union plants and poor operational execution under CEO David Burritt and the current Board of Directors.

If the deal collapses, our nominees provide a lower risk solution for shareholders and offer the right skills and experience – and a viable plan – to execute a successful turnaround of U.S. Steel in the public market.

READ OUR LETTER TO SHAREHOLDERS | FOLLOW @MAKEUSSGREAT 𝕏

Edit site

If our nominees are elected, they are committed to respecting shareholder feedback and sustaining all efforts to secure a reversal of the executive order blocking the $55 per share transaction.

Our nominees are also committed to ceasing all frivolous litigation that undermines the Company's relationship with key stakeholders.

UNDERPERFORMING CEO

The Board has failed to hold Mr. Burritt accountable for his poor implementation of what we deem a flawed strategy and his inability to effectively operate the business.

DAMAGED LABOR RELATIONS

Years of broken promises related to Mr. Burritt's strategy shift away from U.S. Steel's NAFR assets have irreparably hurt the Company's relationship with the United Steelworkers.

NO CONTINGENCY PLAN

A STATE OF CORROSION

NO CONTINGENCY PLAN

The Board remains committed to an underperforming leader who lacks the ability to lead a standalone U.S. Steel if the transaction fails and has threatened to close valuable mills and cut jobs.

A STATE OF CORROSION

Without the deal, under current leadership, U.S. Steel will be in a dire state due to its excessive capital spending, high debt, soft earnings and nonexistent contingency plan.

THE CASE FOR CHANGE >

OUR FIT-FOR-PURPOSE SLATE



Alan Kestenbaum
Former CEO, Stelco Holdings Inc.



Jamie Boychuk
Former Executive Vice President of Operations, CSX Transportation



Fredrick D. DiSanto
Chairman & CEO, Ancora Holdings



Robert P. Fisher, Jr.
President & CEO, George F. Fisher Inc.



Dr. James K. Hayes
Former Vice President, Westinghouse Air Brake Technologies Corporation



Roger K. Newport
Former CEO, AK Steel Holding Corporation



Shelley Y. Simms
General Counsel & Chief Compliance Officer, Xponance Inc.



Peter T. Thomas
Former President & CEO, Ferro Corporation



David J. Urban
Managing Director, BGR Group

MEET OUR SLATE >

STAY UPDATED

STAY UPDATED

Enter your name and email address to receive important updates:

Name

Full Name

Email Address*

Enter Your Email

Feedback for U.S. Steel

(Optional)

SUBMIT

For Investors

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills
212-257-1311
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Charlotte Kiaie / Ashley Areopagita
646-386-0091
ckiaie@longacresquare.com
aareopagita@longacresquare.com



MAKE U.S. STEEL GREAT AGAIN

Home
About Ancora
The Case For Change
Our Slate

Our Resources
Contact
Privacy Policy
Terms & Conditions

Edit site

THE CASE FOR CHANGE

Under current leadership, U.S. Steel shareholders face the threat of irreversible value destruction.

Shareholders have one chance to decide who controls the future of U.S. Steel.

- ✗ The next Annual Meeting will likely not be held until April 2026.
- ✗ Mr. Burritt and the Board's actions have demonstrated to us that they don't have good judgment by continuing to pursue the transaction and taking their eyes off the ball in terms of operating the Company.
- ✓ Our slate includes individuals who have experience getting transactions finish line and who can bring continuity to the Company's ongoing sale process.
- ✓ If the deal collapses, our nominees provide a lower risk solution for shareholders and offer the right skills and experience – and a viable plan – to execute a successful turnaround of U.S. Steel in the public market.

The Board's failure to oversee Mr. Burritt's flawed strategy, poor execution and inability to manage the business has resulted the following:

- ✗ Mismanaged Big River acquisition, resulting in cost overruns upwards of $600 million
- ✗ Repeatedly missed financial projections over the past 18 months
- ✗ Lack of focus on operations, resulting in excessive capital spending, increasing debt burden and soft earnings
- ✗ Lagged peers in every relevant key performance metric, including TSR

U.S. Steel vs. Peers: Key Performance Metrics[1]

Q1 2021 – Q4 2024

Revenue Growth	Adj. EBITDA Growth	CapEx Growth[2]	FCF Growth
-20.5%	-37.4%	+264.3%	-201.6%

TSR Over Mr. Burritt's Tenure[3]

U.S. Steel	Peer Median	Relative Performance
13.5%	241.2%	-227.7%

Source: FactSet.

[1] Key performance metrics measured from figures reported by U.S. Steel and peers from Q1 2021 to Q4 2024. These dates reflect the start of the economic recovery from COVID and the most recently reported quarter. Peers include Commercial Metals Company, Cleveland-Cliffs Inc., Reliance, Inc., Steel Dynamics, Inc. and Nucor Corporation.

[2] CapEx Growth is based on incurred expenses and likely does not yet reflect U.S. Steel's $600 million budget expansion for Big River 2.

[3] Total shareholder returns as of market close August 11, 2023, the last trading day prior to the Company's disclosure of initiating a strategic alternatives process. Mr. Burritt's election by the Board to assume the CEO role was announced May 10, 2017.

ANCORA'S ALTERNATIVE PATH FORWARD

We intend to install independent directors and alegendary CEO who offer the right skills and experience – and a viable plan –to execute a successful turnaround of U.S. Steel in the public market.

MEET OUR SLATE >

STAY UPDATED

Enter your name and email address to receive important updates:

Name

Full Name

Email Address*

Enter Your Email

Feedback for U.S. Steel

(Optional)

SUBMIT

For Investors

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills
212-257-1311
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Charlotte Kiaie / Ashley Areopagita
646-386-0091
ckiaie@longacresquare.com
aareopagita@longacresquare.com



MAKE U.S. STEEL GREAT AGAIN

MAKE U.S. STEEL GREAT AGAIN

OUR COMMITMENT

If our nominees are elected, they are committed to respecting shareholder feedback and sustaining all efforts to secure a reversal of the executive order blocking the $55 per share transaction.

Our nominees are also committed to ceasing all frivolous litigation that undermines the Company's relationship with key stakeholders.

In the event the deal is terminated, our slate and Mr. Kestenbaum are prepared to take the following steps to turnaround a standalone U.S. Steel:

- Reinvigorate the workforce, ensuring employees are proud to work at U.S. Steel
- Repair union relations, particularly with United Steelworkers, building on the strength of Mr. Kestenbaum's existing relationships from Globe and Stelco
- Lead a multibillion-dollar capital investment program to revitalize U.S. Steel's iconic unionized assets, including significant capital commitments to the Mon Valley, Gary Works, Granite City, Great Lakes and Fairfield facilities
- Significantly reduce management and SG&A expenses, doing away with the Company's top-heavy inefficient structure characterized by slow and lax decision-making
- Identify and implement asset optimization strategies for domestic non-union assets and non-core assets

VIEW OUR MATERIALS >



MAKE U.S. STEEL GREAT AGAIN



OUR SLATE

Ancora has nominated a fit-for-purpose slate with nine highly qualified individuals whose complementary skills make them greater than the sum of their parts. Each is a leader in his or her respective field and is able to draw on prior public company experience to help set a viable go-forward strategy.



Alan Kestenbaum

Mr. Kestenbaum is a seasoned steel industry leader and board member with significant expertise when it comes to turnarounds, strategy, operations, M&A, and labor and stakeholder relations.

- Currently serves as Founder and Chief Executive Officer of Bedrock Industries Group LLC, a privately funded holding company that owns and operates assets in the metals, mining and natural resources sectors, since January 2016.
- Previously served as Chief Executive Officer of Stelco Holdings Inc. (formerly TSX: STLC), a Canadian steel company, from July 2017 to February 2019, and returned to the position in February 2020 until its acquisition by Cleveland-Cliffs Inc. (NYSE: CLF) in December 2024.
- Also served as Founder and Chief Executive Officer of Globe Specialty Metals, Inc. (n/k/a Ferroglobe PLC) (NASDAQ: GSM), a producer of silicon metal and silicon-based specialty alloys. Prior to that, he was Founder and Chief Executive Officer of Marco International Corp. and its affiliates, a finance trading group specializing in metals, minerals and other raw materials.
- Served as Executive Chairman of the boards of directors of Stelco from July 2017 to December 2024, Globe Specialty Metals from December 2004 to December 2015 and Ferroglobe from December 2015 to December 2016.
- Received a B.A. in Economics from Yeshiva University.

Leadership Roles:

STELCO BEDROCK Industries



Jamie Boychuk

Mr. Boychuk is an experienced public company executive with a relevant background in logistics, operations and supply chain management as well as valuable perspectives from his tenure as a major customer of U.S. Steel (Canadian National Railway Company).

- Most recently served as Executive Vice President of Operations at CSX Transportation (NASDAQ: CSX) from October 2019 to August 2023, leading to best-in-class operating efficiency.
- Held various operations leadership roles at CSX, including Senior Vice President of Network Operations and Mechanical, Engineering, Intermodal, since joining the company in May 2017.
- Previously served in various leadership roles, including General Manager and General

Superintendent, at Canadian National Railway Company (TSX: CNR, NYSE: CNI) from September 1997 to March 2017.

- Received business and leadership certificates from the University of Notre Dame and Northwestern University's Kellogg School of Management.

Leadership Roles:



Fredrick D. DiSanto

Mr. DiSanto is a shareholder and experienced public company director with expertise in capital allocation, corporate finance, and the debt and equity markets.

- Currently serves as Chairman and Chief Executive Officer at Ancora Holdings, the parent company of Ancora Alternatives, a U.S. Steel shareholder.
- Previously served as the Chief Executive Officer of Regional Brands Inc. (OTC: RGBD), a publicly traded holding company, from November 2016 to March 2021.
- Currently serves on the boards of directors of Ampco-Pittsburgh Corporation (NYSE: AP), a specialty metal products and customized equipment company; The Eastern Company (NASDAQ: EML), a company that manages industrial businesses; and Regional Brands.
- Holds a B.S. in Management Science from Case Western Reserve University and an M.B.A. from the Weatherhead School of Management at Case Western Reserve University.

Leadership Roles:



Robert P. Fisher, Jr.

Mr. Fisher is a seasoned investment manager, investment banker and public company director with significant experience in dealmaking and the metals and mining sector.

- Currently serves as President and CEO of George F. Fisher, Inc., a private investment company that manages a portfolio of public and private investments, since January 2002.
- Previously served in various leadership positions at Goldman Sachs Group Inc. (NYSE: GS) from 1982 to 2001, including as Managing Director and head of the Investment Banking Mining Group and earlier as head of the Canadian Corporate Finance and Investment Banking units.
- Served on the board of directors of Cleveland-Cliffs Inc. (NYSE: CLF) from July 2014 to May 2024, where he was Chair of the Compensation Committee from 2014 to 2018. Also served on the board of directors of CML Healthcare, Inc. (formerly TSX: CLC) from 2010 to 2013, where he was Chair of the Human Resources and Compensation Committee.
- Received a B.A. from Dartmouth College and an M.A. in Law and Diplomacy from Tufts University.

Leadership Roles:



Dr. James K. Hayes

Dr. Hayes is a proven senior executive and board member with experience implementing growth initiatives and a relevant background in manufacturing and strategic planning.

- Currently serves on the board of directors of Marine Electric Systems, Inc., a privately held manufacturer of monitoring and control systems, since October 2019.
- Previously served as Vice President of Westinghouse Air Brake Technologies Corporation (NYSE: WAB), a provider of technology-based equipment, systems and services for the freight rail and passenger transit vehicle industries, from August 2015 to January 2019. Prior to that, he served as Assistant Vice President of the Federal Reserve Bank of Richmond from October 2009 to August 2015.
- Served as a senior executive of Eaton Corporation PLC (NYSE: ETN), a multinational power management company; Tyco Fire & Security, LLC (a subsidiary of Tyco International plc, n/k/a Johnson Controls International PLC (NYSE: JCI)), a provider of fire safety and fire suppression solutions; and Motorola Solutions, Inc. (NYSE: MSI), a technology, communications and security company.
- Received a B.S. in Foreign Service in International Economics from Georgetown University, an M.P.A. in Economics and Policy from Princeton University, an M.B.A. in Finance and Accounting from the University of Chicago and a D.B.A. in Management from Case Western Reserve University.

Leadership Roles:

MARINE ELECTRIC SYSTEMS | Wabtec CORPORATION



Roger K. Newport

With 35 years of experience in the steel industry, Mr. Newport brings the background of a public company director and former steel company CEO with expertise in strategy, finance, M&A, operations, regulatory matters, and labor and stakeholder relations.

- Previously served as Chief Executive Officer of AK Steel Holding Corporation (formerly NYSE: AKS), an American steelmaking and manufacturing company, from January 2016 until it was acquired in March 2020. Prior to becoming CEO, he held various executive roles in the finance department from 2010 to 2015.
- Previously served as a member of the board of directors of AK Steel from January 2016 to March 2020. Also served as Chairman of the board of directors of the American Iron and Steel Institute, a trade association of North American steel producers, from January 2016 to March 2020, and as a member of the Executive Board of the World Steel Association and the Steel Market Development Institute CEO Group.
- Currently serves on the boards of directors of American Financial Group, Inc. (NYSE: AFG), a financial services holding company, since February 2024, as well as Alliant Energy Corporation (NASDAQ: LNT), a public utility holding company, since July 2018.
- Received a B.A. in Accounting from the University of Cincinnati and an M.B.A. from the Williams College of Business at Xavier University.

Leadership Roles:

AK Steel | American Iron and Steel Institute



Shelley Y. Simms



Ms. Simms is a regulatory, compliance and public policy expert who has held leadership roles at several Pennsylvania-based corporations and formerly served as a top ethics official for the state.

- Currently serves as General Counsel and Chief Compliance Officer of Philadelphia-based Xponance, Inc., a multi-strategy investment firm, since August 2004, as well as Chief Compliance Officer of Xponance Alts Solutions, LLC, Xponance's affiliated private equity advisor, since September 2021.
- Previously served as an independent legal consultant to Philadelphia-based Aramark (NYSE: ARMK), a food services and facilities management provider; Assistant Deputy General Counsel of Philadelphia-based Comcast Corporation (NASDAQ: CMCSA), a global media and technology company; and an Associate at Ballard Spahr Andrews & Ingersoll, LLP, a national law firm.
- Currently serves as a member of the board of directors of 1st Colonial Community Bank, a subsidiary of 1st Colonial Bancorp, Inc. (OTC: FCOB), since July 2021, as well as an Independent Trustee of City National Rochdale Funds, a mutual fund series, since September 2023, and The Pop Venture Fund, a closed-end investment management company, since July 2024.
- Appointed Commissioner and later elected Chairperson of the Commonwealth of Pennsylvania State Ethics Commission from January 2018 to November 2023.
- Received a B.A. from Brown University and a J.D. from Harvard Law School.

Leadership Roles:

Xponance aramark



Peter T. Thomas

Mr. Thomas is a senior executive and public company director with decades of relevant experience and insight in manufacturing from his leadership roles at several public companies across the industrials sector.

- Currently serves on the board of directors of Berry Global Group Inc. (NYSE: BERY), a global manufacturer and marketer of plastic packaging products, since February 2023.
- Previously served as President and Chief Executive Officer of Ferro Corporation (formerly NYSE: FOE), a producer of technology-based performance materials, from November 2012, and as Chairman of the board of directors, from April 2013 until April 2022, when it was acquired by Prince International Corporation.
- Earlier in his career, he served in various roles at Witco Corporation (formerly NYSE: WIT), a specialty chemical products manufacturing company; Inland Leidy Inc., a specialty chemical production and distribution company; and GAF Materials Corporation, a manufacturer of specialty chemicals and roofing materials.
- Served as a member of the board of directors of Innophos Holdings, Inc. (formerly NASDAQ: IPHS) from January 2016 until its sale to One Rock Capital Partners, LLC in February 2020, including serving as lead director from December 2017 to February 2020.
- Received a B.S. in Chemistry and Biochemistry from Duquesne University and an M.B.A. in Finance and Marketing from Loyola University.

Leadership Roles:

Berry FERRO



David J. Urban

Mr. Urban is a legal, government affairs and stakeholder relations expert with



additive experience from his service as an advisor, executive and public company director.

- Currently serves as Managing Director of BGR Group, a leading lobbying and public relations firm, since April 2022, as well as Of Counsel of Torridon Law PLLC, a law firm, since June 2024, and as a Senior Advisor to Gothams LLC, a provider of emergency response services, since January 2022.
- Also serves as a Senior Political Contributor for CNN, a global media and news organization, since January 2018, and is part-owner of PoliticsPA, a website covering Pennsylvania politics and campaign news, since January 2007.
- Previously served as Executive Vice President, North American Corporate Affairs of ByteDance Ltd., a global internet technology company, from July 2020 to January 2022; President at American Continental Group, Inc., a government affairs consulting firm, from January 2002 to July 2020; and Chief of Staff and advisor to Pennsylvania's longest-serving U.S. Senator, Arlen Specter.
- Currently serves on the board of directors of Eos Energy Enterprises, Inc. (NASDAQ: EOSE), a provider of zinc-powered energy storage solutions, since December 2024, and Virtu Financial, Inc. (NASDAQ: VIRT), a global market maker and financial services firm, since January 2019. Also serves as a member of the Global Advisory Council at Coinbase Global, Inc. (NASDAQ: COIN), a cryptocurrency exchange, since November 2023.
- Received a B.S. from the United States Military Academy at West Point, a J.D. from Temple University Beasley School of Law and an M.P.A. from the University of Pennsylvania.
- Mr. Urban's father was a lifelong steelworker from Aliquippa, PA and member of United Steelworkers Local #1211, who worked as a metallurgist and boilermaker for J&L Steel and LTV.

Leadership Roles:

BGR | GROUP eos

Learn more about our slate's plan to turn around U.S. Steel.

OUR COMMITMENT >



MAKE U.S. STEEL GREAT AGAIN

MAKE U.S. STEEL
GREAT AGAIN

HOME | ABOUT ANCORA | CASE FOR CHANGE | OUR SLATE | OUR COMMITMENT | HOW TO VOTE | RESOURCES | CONTACT

HOW TO VOTE

Via Internet Or Telephone

- Via the Internet at www.cesvote.com at any time prior to 8:00 a.m. (Eastern Time) on the date of the Annual Meeting, and follow the instructions provided on the **GOLD** universal proxy card or;

- By telephone, by calling (888) 693-8683 at any time prior to 8:00 a.m. (Eastern Time) on the date of the Annual Meeting, and following the instructions provided on the **GOLD** universal proxy card.

By Mail

Mark, sign, date and promptly return the **GOLD** proxy card in the accompanying prepaid reply envelope.

QUESTIONS / ASSISTANCE

If you have any questions, or require assistance in voting your **GOLD** proxy card, please contact Saratoga Proxy Consulting LLC using the information listed below:

saratoga

520 8th Ave, 14th Floor
New York, NY 10018

John Ferguson / Joseph Mills
212-257-1311

Email:
info@saratogaproxy.com

VIEW OUR MATERIALS >



MAKE U.S. STEEL GREAT AGAIN

Edit site

MAKE U.S. STEEL GREAT AGAIN

Resources

Important Materials

Ancora Letter to U.S. Steel Stockholders
APRIL 7, 2025

Ancora Sends Letter to U.S. Steel Stockholders Regarding its Slate's Win-Win Solution to Maximize Value
APRIL 7, 2025 / BUSINESS WIRE

Ancora Reiterates Call for U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders
MARCH 18, 2025 / BUSINESS WIRE

Letter to the U.S. Steel Board re: Delaying the 2025 Annual Meeting
FEBRUARY 27, 2025

Ancora Urges U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders
FEBRUARY 27, 2025

Presentation: A U.S. Solution for U.S. Steel
FEBRUARY 19, 2025 / INVESTOR WEBINAR

Presentation Replay: A U.S. Solution for U.S. Steel
FEBRUARY 19, 2025 / VIDEO

220 Demand Letter
FEBRUARY 18, 2025 / ANCORA TO U.S. STEEL

Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel
FEBRUARY 18, 2025 / BUSINESS WIRE

Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction

FEBRUARY 10, 2025 / BUSINESS WIRE

Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel

JANUARY 27, 2025 / BUSINESS WIRE



MAKE U.S. STEEL GREAT AGAIN

MAKE U.S. STEEL GREAT AGAIN

CONTACT

STAY UPDATED

Enter your name and email address to receive important updates:

Name

Full Name

Email Address*

Enter Your Email

Feedback for U.S. Steel

(Optional)

SUBMIT

For Investors

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills
212-257-1311
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Charlotte Kiaie / Ashley Areopagita
646-386-0091
ckiaie@longacresquare.com
aareopagita@longacresquare.com



ITEM 8: MATERIALS PUBLISHED ON WWW.ANCORAALTS.COM
April 7, 2025

Learn how Ancora intends to Make U.S. Steel Great Again

ANCORA — HOME | OVERVIEW | STRATEGIES | **PRESS** | CONTACT | INVESTOR PORTAL



PRESS

FILTER RESET

PRESS / NEWS FILTER

Filter your results by these parameters

Keyword Search

Search by name, ticker, keywords, etc.

Related Company

- Algonquin - $AQN
- Avon Protection - $AVON
- Berry Global - $BERY
- Blucora - $BCOR
- Elanco Animal Health - $ELAN

Category

- Campaigns
- News
- Presentations
- Press Releases

PRESS RELEASES

Ancora Sends Letter to U.S. Steel Stockholders Regarding its Slate's Win-Win Solution to Maximize Value

APR 7, 2025

SOURCE: BUSINESS WIRE

PRESS RELEASES

Ancora Reiterates Call for U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders

MAR 18, 2025

SOURCE: BUSINESS WIRE

PRESS RELEASES CAMPAIGNS

Ancora Urges U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders

FEB 27, 2025

SOURCE: BUSINESS WIRE

CAMPAIGNS PRESS RELEASES

Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel

FEB 18, 2025

SOURCE: BUSINESS WIRE

PRESS RELEASES

Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction

FEB 10, 2025

SOURCE: BUSINESS WIRE

PRESS RELEASES

Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel

JAN 27, 2025

SOURCE: BUSINESS WIRE

PRESS RELEASES PRESENTATIONS

Ancora Releases Amcor plc Investment Thesis Presented at the Annual Bloomberg Activism Forum

DEC 10, 2024

SOURCE: BUSINESS WIRE

PRESENTATIONS CAMPAIGNS

The Unrealized Value Creation Opportunity at Harmonic

NOV 18, 2024

SOURCE: ANCORA ALTERNATIVES

PRESS RELEASES CAMPAIGNS

Ancora Releases Presentation Highlighting the Opportunity for

---

CAMPAIGNS

Ancora, Norfolk Southern strike settlement deal to avert proxy

---

NEWS

Fred DiSanto (Ancora) — Connecting Dots, Activist

CAMPAIGNS PRESS RELEASES

Ancora Issues Letter to Forward Air Corporation's Board of

Significant Near-Term Value Creation at Harmonic

NOV 18, 2024

SOURCE: BUSINESS WIRE

fight

NOV 14, 2024

SOURCE: CNBC

Investing, Mentorship, and Deal Making

AUG 29, 2024

SOURCE: LAY OF THE LAND

Directors Regarding the Need to Initiate a Strategic Review Based on Acquirer Interest

AUG 20, 2024

SOURCE: BUSINESS WIRE

NEXT ›

To learn more, contact Ancora Alternatives

CONTACT US →

Signatory Of:

PRI Principles for Responsible Investment

Edit site